Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

among:

WEBSENSE, INC.,

a Delaware corporation;

TOMAHAWK ACQUISITION, LLC,

a Delaware limited liability company; and

TOMAHAWK MERGER SUB, INC.,

a Delaware corporation

Dated as of May 19, 2013

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(continued)

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(continued)

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(continued)

		Page

9.10	Obligation of Parent and the Company	76

9.11	Construction	76

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EXHIBITS

Exhibit A	-	Certain Definitions

Exhibit B	-	Surviving Corporation Certificate of Incorporation

Annex I	-	Offer Conditions

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AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of May 19, 2013, by and among: TOMAHAWK ACQUISITION, LLC, a Delaware limited liability company (“Parent”); TOMAHAWK MERGER SUB, INC., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”); and WEBSENSE, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.

RECITALS

A. Parent has agreed to cause Merger Sub to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for $24.75 per share (such amount, or any other amount per share paid pursuant to the Offer, being the “Offer Price”), net to the seller in cash, without interest, upon the terms and subject to the conditions of this Agreement.

B. Regardless of whether the Offer is consummated, Merger Sub will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share not owned by Parent, Merger Sub or the Company as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest, and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.

C. The Board of Directors of the Company has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) authorized and approved the Top-Up and the issuance of the Top-Up Shares, and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of this Agreement and the Merger (the “Company Board Recommendation”).

D. The Board of Directors of each of Parent and Merger Sub have approved this Agreement and declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement.

E. Concurrently with the execution of this Agreement, and as a condition and inducement to the Company’s willingness to enter into this Agreement, Vista Equity Partners Fund IV, L.P. (the “Guarantor”) is entering into a limited guaranty in favor of the Company (the “Guaranty”) with respect to certain obligations of Parent and Merger Sub under this Agreement.

AGREEMENT

The Parties to this Agreement, intending to be legally bound, agree as follows:

SECTION 1. The Offer

1.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than six (6) business days after the date of this Agreement, Merger Sub shall (and Parent shall cause Merger Sub to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer.

(b) Terms and Conditions of the Offer. The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any Shares tendered pursuant to the Offer are subject to the terms and conditions set forth in Annex I (the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Merger Sub expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Merger Sub shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects, or reasonably could adversely affect, any holder of Shares, (F) change or waive the Minimum Condition, (G) extend or otherwise change the Expiration Date in a manner other than as required or permitted by this Agreement, or (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at 9:00 a.m. Eastern Time on the date that is twenty-one (21) business days following the Offer Commencement Date (determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act) (the “Initial Expiration Date,” such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Merger Sub may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; (ii) Merger Sub shall extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or NASDAQ applicable to the Offer; (iii) Merger Sub shall have the right in its sole discretion to extend the Offer beyond any then-scheduled expiration of the Offer for one or more consecutive increments of up to five (5) business days each, the length of each such period to be determined by Parent in its sole discretion (or such longer period as Parent and the Company may mutually agree) to the extent (x) Parent and Merger Sub shall have waived the Financing Proceeds Condition, (y) all of the Offer Conditions other than the Financing Proceeds Condition have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Expiration Date, but subject to the satisfaction or waiver of such conditions) and (z) the Debt Financing (or any alternative financing contemplated by Section 6.11) has not actually been received by Merger Sub or Parent, and the lenders party to the Debt Commitment Letter (or to the commitments with respect to any alternative financing) have not definitively and irrevocably confirmed in writing to Parent and Merger Sub that the Debt Financing (or alternative financing) in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger will be available at the anticipated Acceptance Time on the terms and conditions set forth in the Debt Commitment Letter (or alternative financing commitments) and subject only to the satisfaction of the Offer Conditions (and contribution by Parent or Merger Sub of the proceeds of the Equity Financing); (iv) if (x) the Financing Proceeds Condition has been satisfied or waived less than five (5) business days prior to the then-scheduled expiration of the Offer (including the then-scheduled expiration date of the Offer) and (y) all of the other Offer Conditions have been satisfied or waived at the then scheduled expiration of the Offer, then Merger Sub and Parent shall have a one-time right to extend the Offer pursuant to this sentence and such extension shall be for a period of up to five (5) business days, and (v) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Merger Sub shall (and Parent shall cause Merger Sub to) extend the Offer on one or more occasions for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied or waived. Notwithstanding anything to the contrary in this Section 1.1(c), in no event shall Merger Sub: (1) be required to accept for payment, and pay for, Shares validly tendered (and not withdrawn) pursuant to the Offer until the Marketing Period shall have been completed; (2) be required to extend the Offer beyond the earliest to occur of (the “Extension Deadline”) (x) the valid termination of this Agreement in compliance with Section 8, (y) three (3) business days after the Proxy Statement Clearance Date and (z) the End Date; or (3) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Merger Sub shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.

(d) Termination of Offer; Continuing Pursuit of Merger. If at any then-scheduled Expiration Date (i) any Offer Condition shall not have been satisfied or, to the extent waivable by Parent or Merger Sub, waived and (ii) three (3) business days have elapsed since the Proxy Statement Clearance Date, then (x) Merger Sub may irrevocably and unconditionally terminate the Offer or (y) from and after the close of business on July 9, 2013, the Company shall have the right, exercisable by delivering written notice to Parent and Merger Sub to cause Merger Sub to, and upon receipt of such notice, Merger Sub shall (and Parent shall cause Merger Sub to), irrevocably and unconditionally terminate the Offer at the then-scheduled Expiration Date following the receipt of such notice from the Company (delivered no less than two (2) business days prior to the then-scheduled Expiration Date of the Offer). If the Offer is terminated pursuant to this Section 1.1(d), the Company shall proceed with and take all actions necessary to hold the Company Stockholders’ Meeting in accordance with the terms of this Agreement. The termination of the Offer pursuant to this Section 1.1(d) is referred to in this Agreement as the “Offer Termination”. Notwithstanding anything to the contrary in this Section 1.1(d), if this Agreement is terminated pursuant to Section 8, then Merger Sub shall promptly (and, in any event, within one (1) business day of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Merger Sub in accordance with the terms of this Agreement, including Section 1.1(d), or this Agreement is terminated in accordance with Section 8, Merger Sub shall promptly return, and shall cause any depository acting on behalf of Sub to return, all tendered Shares to the registered holders thereof to the extent required by the terms of the Offer. The Parties hereto acknowledge and agree that the Offer Termination shall not give rise to a right of termination of this Agreement unless to the extent expressly provided for in Section 8 and that, absent such termination of this Agreement, the obligations of the Parties hereunder other than those related to the Offer shall continue to remain in effect, including those obligations with respect to the Merger.

(e) Offer Documents. On the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Merger Sub shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Merger Sub agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Merger Sub with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. Each of Parent, Merger Sub and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Merger Sub or Parent’s legal counsel all information concerning the Acquired Corporations and the Company’s stockholders that may be required in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Merger Sub agree to provide the Company and its counsel with any comments Parent, Merger Sub or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Merger Sub shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer. Parent and Merger Sub shall use reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC or the staff of the SEC with respect to the Offer Documents, and Parent and Merger Sub shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any written response to any such written comments of the SEC or its staff. Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the holders of Company Common Stock, or responding to any comments of the SEC or the staff of the SEC with respect thereto, Parent and Merger Sub shall provide the Company a reasonable opportunity to review and to propose comments on such document or response.

(f) Funds. Subject to the terms and conditions set forth in this Agreement and to the satisfaction, or waiver by Merger Sub, of the Offer Conditions, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment and pay for, as promptly as practicable (which shall, in any event, be no more than three (3) Business Days) after the Expiration Date, all Shares validly tendered and not validly withdrawn pursuant to the Offer that Merger Sub becomes obligated to purchase pursuant to the Offer (such acceptance, the “Offer Closing”, the time on which the Offer Closing occurs, the “Acceptance Time”). Without limiting the generality of Section 9.10 and subject to Section 8.3, Parent shall cause to be provided to Merger Sub all of the funds necessary to purchase any Shares that Merger Sub becomes obligated to purchase pursuant to the Offer, and shall cause Merger Sub to perform, on a timely basis, all of Merger Sub’s obligations under this Agreement. Parent and Merger Sub shall, and each of Parent and Merger Sub shall ensure that all of their respective affiliates shall, tender any Shares held by them into the Offer.

1.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable following the filing of the Schedule TO but in no event later than seven (7) business days after the date of this Agreement (or such other date as mutually agreed upon by the Parties), the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements. Each of Parent, Merger Sub and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the holders of Shares, or responding to any comments of the SEC or the staff of the SEC with respect thereto, the Company shall provide Parent and Merger Sub a reasonable opportunity to review and to propose comments on such document or response.

(b) Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case true and correct as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer. Parent and Merger Sub and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.

1.3 Directors.

(a) Merger Sub Designees. Upon the Acceptance Time and all times thereafter, subject to compliance with applicable Legal Requirements, including the applicable rules and regulations of NASDAQ, Merger Sub shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Board of Directors of the Company as is equal to the product of (i) the total number of directors on the Board of Directors of the Company (after giving effect to the directors elected or designated by Merger Sub pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by Parent, Merger Sub and any of their Affiliates bears to the total number of Shares then outstanding. The Company shall, upon Merger Sub’s request at any time following the purchase of and payment for Shares pursuant to the Offer, take all such actions necessary to (A) appoint to the Board of Directors of the Company the individuals designated by Merger Sub and permitted to be so designated by the first sentence of this Section 1.3(a), including, but not limited to, promptly filling vacancies or newly created directorships on the Board of Directors of the Company, promptly increasing the size of the Board of Directors of the Company (including by amending the bylaws of the Company if necessary so as to increase the size of the Board of Directors of the Company) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Merger Sub’s designees to be so elected or designated to the Board of Directors of the Company, and (B) cause Merger Sub’s designees to be so appointed at such time. The Company shall, upon Merger Sub’s request following the Acceptance Time, also cause Persons elected or designated by Merger Sub to constitute the same percentage (rounded up to the next whole number) as is on the Board of Directors of the Company of each committee of the Board of Directors of the Company to the extent permitted by applicable Legal Requirements, including the applicable rules and regulations of NASDAQ. From and after the Acceptance Time, the Company shall take all action necessary to elect to be treated as a “controlled company” as defined by NASDAQ Stock Market Rule 5615(c)(1) and make all necessary filings and disclosures associated with such status. The Company’s obligations under this Section 1.3(a) shall be subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) and Rule 14f-1 in order to fulfill its obligations under this Section 1.3(a), including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) and Rule 14f-1 as is necessary to enable Merger Sub’s designees to be elected or designated to the Board of Directors of the Company. Merger Sub shall supply the Company with, and be solely responsible for, information with respect to Merger Sub’s designees and Parent’s and Merger Sub’s respective officers, directors and Affiliates to the extent required by Section 14(f) and Rule 14f-1. The provisions of this Section 1.3(a) are in addition to and shall not limit any rights that any of Merger Sub, Parent or any of their respective Affiliates may have as a record holder or beneficial owner of Shares as a matter of applicable Legal Requirements with respect to the election of directors or otherwise.

(b) Independent Directors. In the event that Merger Sub’s designees are elected or designated to the Board of Directors of the Company pursuant to Section 1.3(a), then, until the Effective Time, the Company shall cause the Board of Directors of the Company to maintain three (3) directors who are members of the Board of Directors of the Company on or prior to the date hereof and who are not officers, directors or employees of Parent, Merger Sub, or any of their Affiliates, each of whom shall be an “independent director” as defined by NASDAQ Stock Market Rule 5605(a)(2) and eligible to serve on the Company’s audit committee under the Exchange Act and rules and regulations of NASDAQ, and at least one of whom shall be an “audit committee financial expert” as defined in Items 407(d)(5)(ii) and (iii) of Regulation S-K (the “Continuing Directors”); provided, however, that if any Continuing Director is unable to serve due to death, disability or resignation, the Company shall take all necessary action (including creating a committee of the Board of Directors of the Company) so that the Continuing Director(s) shall be entitled to elect or designate another Person (or Persons) to fill such vacancy, and such Person (or Persons) shall be deemed to be a Continuing Director for purposes of this Agreement. If no Continuing Director then remains, the other directors shall designate three Persons who are not officers, directors or employees of Parent, Merger Sub, or any of their Affiliates to fill such vacancies and such Persons shall be deemed Continuing Directors for all purposes of this Agreement. Notwithstanding anything in this Agreement to the contrary, if Merger Sub’s designees constitute a majority of the Board of Directors of the Company after the Acceptance Time and prior to the Effective Time, then the affirmative vote of a majority of the Continuing Directors shall (in addition to the approval rights of the Board of Directors of the Company or the stockholders of the Company as may be required by the Company Charter Documents or applicable Legal Requirements) be required (i) for the Company to amend or terminate this Agreement, (ii) to exercise or waive any of the Company’s rights, benefits or remedies hereunder, if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than Parent or Merger Sub), (iii) to amend the Company Charter Documents if such action would adversely affect the holders of Shares (other than Parent or Merger Sub), or (iv) to take any other action of the Board of Directors of the Company under or in connection with this Agreement if such action would adversely affect, or would reasonably be expected to adversely affect, the holders of Shares (other than Parent or Merger Sub). The Continuing Directors shall have, and Parent shall cause the Continuing Directors to have, the authority to retain such counsel (which may include current counsel to the Company or the Board of Directors of the Company) and other advisors at the expense of the Company as determined by the Continuing Directors, and the authority to institute any action on behalf of the Company to enforce performance of this Agreement.

1.4 Top-Up Option.

(a) Top-Up. The Company grants to Parent and Merger Sub an option (the “Top-Up Option”) to purchase from the Company the number of newly-issued Shares (such newly-issued shares, the “Top-Up Option Shares”) equal to the lesser of (i) the number of Shares that, when added to the number of Shares owned by Parent and Merger Sub at the time of exercise of the Top-Up Option, constitutes one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis (determined in accordance with Annex I) or (ii) the aggregate number of Shares that the Company is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option. The Top-Up Option shall terminate upon the earlier to occur of (A) the Effective Time and (B) the termination of this Agreement in accordance with its terms.

(b) Exercise of Top-Up. The Top-Up Option may be exercised by Parent or Merger Sub, in whole or in part, at any time on or after the Acceptance Time, in its sole discretion; provided, however, that the obligation of the Company to deliver Top-Up Option Shares upon the exercise of the Top-Up Option is subject to the conditions, unless waived by the Company, that (i) immediately following the exercise of the Top-Up Option, the number of Shares owned in the aggregate by Parent and Merger Sub constitutes at least one share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Top-Up Option Shares on a fully diluted basis (determined in accordance with Annex I) and (ii) the Minimum Condition shall have been satisfied. The parties shall cooperate to ensure that the issuance of the Top-Up Option Shares is accomplished consistent with applicable Legal Requirements (other than any Legal Requirements that require shareholder approval for the issuance of the Top-Up Option Shares).

(c) Top-Up Closing. The aggregate purchase price payable for the Top-Up Option Shares shall be determined by multiplying the number of Top-Up Option Shares by the Offer Price. Such purchase price may be paid by Parent or Merger Sub, at its election, either (i) entirely in cash, (ii) by payment in cash of the aggregate par value of the Top-Up Option Shares and payment of the balance by executing and delivering to the Company a promissory note (with full recourse to Parent) having a principal amount equal to such purchase price or (iii) any combination thereof. Any such promissory note shall bear simple interest at the rate of 6% per annum, shall mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty; provided, however, upon any default under the promissory note, all principal and accrued interest thereunder shall immediately become due and payable. The promissory note shall have no other material terms.

(d) Top-Up Notice. In the event Parent or Merger Sub wishes to exercise the Top-Up Option, Parent or Merger Sub shall deliver to the Company a notice setting forth (i) the number of Top-Up Option Shares that Parent or Merger Sub intends to purchase pursuant to the Top-Up Option, (ii) the manner in which Parent or Merger Sub intends to pay the applicable exercise price and (iii) the place and time at which the closing of the purchase of the Top-Up Option Shares is to take place. At the closing of the purchase of the Top-Up Option Shares, Parent or Merger Sub shall cause to be delivered to the Company the consideration required to be delivered in exchange for the Top-Up Option Shares, and the Company shall cause to be issued and delivered to Parent or Merger Sub (as the case may be) a certificate or certificates representing the Top-Up Option Shares or, at Parent’s or Merger Sub’s request or otherwise if the Company does not then have certificated Shares, the applicable number of Book-Entry Shares. Such certificates or Book-Entry Shares may include any legends required by applicable Legal Requirements.

(e) Exemption from Registration. Parent and Merger Sub acknowledge that the Top-Up Option Shares that Merger Sub may acquire upon exercise of the Top-Up Option will not be registered under the Securities Act and will be issued in reliance upon an exemption thereunder for transactions not involving a public offering. Parent and Merger Sub represent and warrant to the Company that Merger Sub is, and will be upon the purchase of the Top-Up Option Shares, an “Accredited Investor,” as defined in Rule 501 of Regulation D under the Securities Act. Merger Sub agrees that the Top-Up Option and the Top-Up Option Shares to be acquired upon exercise of the Top-Up Option, if any, are being and will be acquired by Merger Sub for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act.

(f) No Effect on Appraisal Rights. The Parties agree that any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any Dissenting Shares pursuant to Section 262 of the DGCL as contemplated by Section 2.7 and that none of the Parties shall take any position to the contrary in any appraisal proceeding.

SECTION 2. Merger Transaction

2.1 Merger of Merger Sub into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall cease. The Company will continue as the Surviving Corporation.

2.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

2.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Merger Sub, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 4401 Eastgate Mall, San Diego, CA 92121, (i) if the Acceptance Time shall have occurred at or prior to the Closing, at 10:00 a.m. local time on a date specified by the Company and Parent, which shall be no later than the second (2nd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); or (ii) if the Acceptance Time shall not have occurred at or prior to the Closing, at 10:00 a.m. local time on a date specified by the Company and Parent, which shall be no later than the third (3rd) business day after the satisfaction or waiver of the last to be satisfied or waived of the conditions set forth in Section 7 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions); provided, that notwithstanding the satisfaction or waiver of the conditions set forth in Section 7 hereof, if an Offer Termination has occurred and the Marketing Period has not ended at the time of the satisfaction or waiver of such conditions (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at such time), the Closing shall occur instead on (x) the date following the satisfaction or waiver of such conditions that is the earliest to occur of (A) any business day during the Marketing Period specified by Parent to the Company on no less than two business days’ written notice to the Company and (B) the third (3rd) business day after the final day of the Marketing Period, but subject, in each case, to the satisfaction or waiver of the conditions set forth in Section 7 at such time (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at such time) or (y) such other date, time, or place as agreed to in writing by the Company and Parent. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Merger Sub shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).

2.4 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:

(a) the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(b) the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(c) the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are designated as directors and officers on Schedule 2.4(c).

2.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company:

(i) any Shares then held by the Company or any wholly owned Subsidiary of the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Merger Sub or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except as provided in clauses “(i)” and “(ii)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Legal Requirements in accordance with Section 2.6(e); and

(iv) each share of the common stock, $.001 par value per share, of Merger Sub then outstanding shall be converted into one share of common stock of the Surviving Corporation.

(b) If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted.

2.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which holders of such shares shall become entitled pursuant to Section 2.5. At the Effective Time (subject to Section 2.8(d)), Parent shall deposit, or shall cause to be deposited, with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.5 (the “Payment Fund”). The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.

(b) Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the Shares entitled to receive the Merger

Consideration pursuant to Section 2.5 a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, without limitation, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.

(e) Each of the Surviving Corporation, Parent and Merger Sub shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Merger Consideration payable to any holder of the Shares or any other consideration otherwise payable pursuant to this Agreement such amounts as it is required by any Legal Requirement to deduct and withhold with respect to Taxes. Each such payor shall take all action that may be necessary to ensure that any such amounts so withheld are promptly and properly remitted to the appropriate Governmental Body. If any withholding obligation may be avoided by a payee providing information or documentation to the applicable payor, such payor shall request such information from such payee and use commercially reasonable efforts to avoid such withholding obligation. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares or other recipient of consideration hereunder in respect of which such deduction and withholding was made.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Section 2.

2.7 Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.6(e)), and such shares shall not be deemed to be Dissenting Shares. The Company shall give Parent prompt notice of any written demands received by the Company for appraisal of any Shares and any withdrawals of such demands, and Parent shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, without the prior written consent of Parent or as required by applicable Legal Requirements, make any payment with respect to, or settle or offer to settle, any such demands.

2.8 Treatment of Company Options, Restricted Shares and RSUs.

(a) As of the Acceleration Time, each Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such Company Option immediately prior to the Acceleration Time (without regard to vesting) multiplied by (ii) the excess, if any, of (x) the Merger Consideration over (y) the exercise price payable per Share under such Company Option, which amount shall be paid in accordance with Section 2.8(d). No holder of a Company Option that has an exercise price per Share that is equal to or greater than the Merger Consideration shall be entitled to any payment with respect to such cancelled Company Option before or after the Acceleration Time.

(b) As of the Acceleration Time, each restricted share granted pursuant to any of the Company Equity Plans or otherwise (the “Restricted Shares”) that is then outstanding shall be treated as a share of Company Common Stock for all purposes of this Agreement, entitled to receive the Merger Consideration in accordance with Section 2.5(a)(iii), which amount shall be paid in accordance with Section 2.8(d).

(c) As of the Acceleration Time, each restricted stock unit granted pursuant to any of the Company Equity Plans or otherwise (the “RSUs”) that is then outstanding shall be cancelled and converted into the right to receive cash in an amount equal to (i) the total number of Shares subject to such RSU immediately prior to the Acceleration Time without regard to vesting multiplied by (ii) the Merger Consideration, which amount shall be paid in accordance with Section 2.8(d).

(d) As soon as reasonably practicable after the Acceleration Time (but no later than the second payroll date after the Acceleration Time), the Surviving Corporation shall pay the aggregate Merger Consideration, net of any applicable withholding Taxes, payable with respect to Company Options, Restricted Shares and RSUs through, to the extent applicable, the Surviving Corporation’s payroll (subject to any required tax withholdings) to the holders of Company Options, Restricted Shares and RSUs; provided, however, that to the extent evidence has been timely provided to the Surviving Corporation that an election under Section 83(b) of the Code was properly made with respect to any Restricted Shares, the Merger Consideration payable with respect to such Restricted Shares shall be paid in the manner described in Section 2.6 rather than this Section 2.8(d).

2.9 Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Merger Sub, in the name of the Company and otherwise) to take such action.

SECTION 3. Representations and Warranties of the Company

The Company hereby represents and warrants to Parent and Merger Sub as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed on or after January 1, 2012 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents):

3.1 Due Organization; Subsidiaries Etc.

(a) The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

(c) Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, a Material Adverse Effect.

3.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the Certificate of Incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof.

3.3 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 100,000,000 Shares, of which 36,644,755 shares have been issued and are outstanding as of the close of business on the day immediately preceding the date of this Agreement and 22,108,788 shares have been issued and are held as treasury shares; and (ii) 5,000,000 shares of Company Preferred Stock, of which no shares have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued, and are fully paid and nonassessable.

(b) Except as set forth in Part 3.3(b) of the Company Disclosure Schedule: (i) none of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares are subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other indebtedness of the Acquired Corporations having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. None of the Acquired Corporations is under any obligation, or is bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities, except for the Company’s right to repurchase or reacquire Restricted Shares held by an employee of the Company upon termination of such employee’s employment or upon any other forfeiture of a vesting condition. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.

(c) As of the date of this Agreement: (i) 1,871,779 Shares are subject to issuance pursuant to Company Options granted and outstanding under the 2009 Plan; (ii) 29,079 Shares are subject to issuance pursuant to Company Options granted and outstanding under the 2007 Plan; (iii) 3,663,180 Shares are subject to issuance pursuant to Company Options granted and outstanding under the 2000 Plan; (iv) an aggregate of no Shares are subject to or otherwise deliverable in connection with outstanding Restricted Shares; (v) an aggregate of 1,971,511 Shares are subject to or otherwise deliverable in connection with outstanding RSUs; (vi) 31,852 Shares are estimated to be subject to outstanding purchase rights under the ESPP (assuming that the closing price per share of Company Common Stock as reported on the on the purchase date for the current offering period was equal to the Merger Consideration); (vii) 11,002,845 Shares are reserved for future issuance under Company Equity Plans; and (viii) 503,429 Shares are reserved for future issuance under the ESPP. As of the date of this Agreement, the weighted average exercise price of the Company Options outstanding as of that date was $20.50. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of all Company Equity Plans covering the Company Options, Restricted Shares and RSUs outstanding as of the date of this Agreement and the forms of all stock option agreements evidencing such Company Options. The Company has delivered or otherwise made available to Parent or Parent’s Representatives copies of the ESPP and applicable offering document. Other than as set forth in this Section 3.3(c), there is no issued, reserved for issuance, outstanding or authorized stock option, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to any of the Acquired Corporations.

(d) All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, by the Company free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws. Except as set forth in this Section 3.3 or in Part 3.3(d) of the Company Disclosure Schedule, there is no: (i) outstanding shares of capital stock, or other equity interest in, the Company; (ii) outstanding subscription, option, call, warrant or right (whether or not currently exercisable) to acquire any shares of the capital stock, restricted stock unit, stock-based performance unit or any other right that is linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any of the Acquired Corporations; (iii) outstanding security, instrument, bond, debenture, note or obligation that is or may become convertible into or exchangeable for any shares of the capital stock or other securities of any of the Acquired Corporations; or (iv) stockholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any of the Acquired Corporations is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) Part 3.3(e) of the Company Disclosure Schedule sets forth, as of the close of business on the business day immediately preceding this Agreement, a list of each Company Option and each Company Equity Award outstanding and in the case of a Company Option unexercised as of such date, which list specifies (i) the name of the holder, (ii) the number of Shares subject to such Company Option or Company Equity Award, as applicable, and (iii) the exercise price of any such Company Option.

(f) Each outstanding share of capital stock of each Subsidiary of the Company is duly authorized, validly issued, fully paid, nonassessable and free of preemptive rights, and there are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to the issuance, acquisition, redemption, repurchase or sale of any shares of capital stock or other equity or voting interests of any Subsidiary of the Company, including any right of conversion or exchange under any outstanding security, instrument or agreement, any agreements granting any preemptive rights, subscription rights, anti-dilutive rights, rights of first refusal or similar rights with respect to any securities of any Subsidiary. None of the Acquired Corporations has any outstanding equity compensation plans or policies relating to the capital stock of, or other equity or voting interests in, any Subsidiary of the Company.

3.4 SEC Filings; Financial Statements.

(a) Since January 1, 2011, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present, in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Acquired Corporations are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company maintains, and at all times since January 1, 2011 has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2012, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, such assessment concluded that such controls were effective and the Company’s independent registered accountant has issued (and not subsequently withdrawn or qualified) an attestation report concluding that the Company maintained effective internal control over financial reporting as of December 31, 2012. To the knowledge of the Company, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, since January 1, 2011, none of the Acquired Corporations nor the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Acquired Corporations; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of any Acquired Corporation; or (3) any claim or allegation regarding any of the foregoing.

(d) The Company maintains disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are reasonably designed to ensure that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company is in compliance in all material respects with all current listing and corporate governance requirements of NASDAQ.

(e) None of the Acquired Corporations is a party to or has any obligation or other commitment to become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Acquired Corporations, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, any Acquired Corporation in any Acquired Corporation’s published financial statements or other Company SEC Documents.

(f) As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Acquired Corporations.

(g)

(i) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9 but excluding for purposes of this representation, for the avoidance of doubt, the Proxy Statement (if applicable)), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto and at the time of any distribution or dissemination thereof and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(ii) The information with respect to any of the Acquired Corporations that the Company furnishes to Parent or Merger Sub in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the Offer Documents and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(iii) The Proxy Statement that may be sent to the stockholders of the Company in connection with the Company Stockholders’ Meeting (including any amendment or supplement thereto or document incorporated by reference therein) shall not, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company or at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. The Proxy Statement will, on the date the Proxy Statement (including any amendment or supplement thereto) is first mailed to stockholders of the Company and at the time of the Company Stockholders’ Meeting, comply as to form in all material respects with the requirements of the Exchange Act.

(iv) Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Merger Sub for inclusion or incorporation by reference in the Company Disclosure Documents or the Proxy Statement.

3.5 Absence of Changes. Except as expressly contemplated by this Agreement, since January 1, 2013 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement, the Company has operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Except as expressly contemplated by this Agreement since March 31, 2013 through the date of this Agreement, the Company has not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2.

3.6 Title to Assets. The Acquired Corporations have good and valid title to all material assets owned by them as of the date of this Agreement, including all material assets (other than capitalized or operating leases) reflected on the unaudited balance sheet in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).

3.7 Real Property.

(a) The Acquired Corporations do not own and have not owned any real property.

(b) Except as would not reasonably be expected to have a Material Adverse Effect, the Company or one of its Subsidiaries, as applicable, holds a valid and existing leasehold interest in the material real property that is leased or subleased by any of the Acquired Corporations from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. No Acquired Corporation has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.8 Intellectual Property.

(a) Part 3.8(a) of the Company Disclosure Schedule identifies (i) the name of applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to any of the Acquired Corporations. The Acquired Corporations own and possess all right, title and interest in and to or have the right to use, pursuant to a valid and enforceable agreement, all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. To the knowledge of the Company, no loss or expiration of any of the material Registered IP owned by the Company is pending or reasonably foreseeable other than expiration of patents and trademarks in accordance with applicable Legal Requirements. As of the date of this Agreement, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending or, to the knowledge of Company, threatened, in which the scope, validity, enforceability or ownership of any Registered IP listed on Part 3.8(a) of the Company Disclosure Schedule is being or has been contested or challenged. No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP and each Company Associate who is or was involved in the creation or development of any Company IP has signed a valid, enforceable agreement containing an assignment of Intellectual Property Rights to the Acquired Corporations and confidentiality provisions protecting the Company IP.

(b) Each Acquired Corporation has taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce its rights in all material proprietary information held by any of the Acquired Corporations, or purported to be held by any of the Acquired Corporations, as a material trade secret.

(c) To the knowledge of the Company: (i) the operation of the business of the Acquired Corporations as currently conducted does not infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights owned by any other Person; and (ii) no other

Person is infringing, misappropriating, diluting or otherwise violating any Company IP owned by the Acquired Corporations. Except as set forth on Part 3.8(c) of the Company Disclosure Schedule, as of the date of this Agreement, no Legal Proceeding is pending and served (or, to the knowledge of the Company, is being threatened or is pending and has not been served) against the Acquired Corporations or by the Acquired Corporations relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Rights of another Person or to the Acquired Corporations’ Registered IP or any of the Acquired Corporations’ Intellectual Property Rights. Except as set forth in Part 3.8(c) of the Company Disclosure Schedule, since January 1, 2010, none of the Acquired Corporations has received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation, dilution or other violation of any Intellectual Property Right of another Person by any of the Acquired Corporations.

(d) None of the Acquired Corporations is now or has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate any of the Acquired Corporations to grant or offer to any other Person any license or right to any Company IP. To the knowledge of the Company, no Acquired Corporation Product is distributed with any software that is licensed pursuant to an “open source” or other third party license agreement, and no Acquired Corporation is otherwise a party to such agreement, that requires the disclosure or licensing of any source code for any Acquired Corporation Product or requires any Acquired Corporation Products to be made available at no charge. The Acquired Corporations have not disclosed, delivered, licensed or otherwise made available, and the Acquired Corporations do not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any Acquired Corporation Product to any third party who is not, as of the date of this Agreement, an employee of the Acquired Corporations.

(e) To the knowledge of the Company, there are no defects in any of the Acquired Corporation Products that would prevent the same from performing materially in accordance with its user specifications and there are no viruses, worms, Trojan horses or similar disabling codes or programs in any of the Acquired Corporations Products. As of the date hereof, the Acquired Corporations possess all source code and other materials necessary for or used in the development and maintenance of the Acquired Corporation Products.

(f) Each Acquired Corporation maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and that ensure that the Acquired Corporations are in compliance in all material respects with all applicable Legal Requirements. The Acquired Corporations are in compliance in all material respects with all such policies and other Legal Requirements pertaining to data privacy and data security. To the knowledge of the Company, since January 1, 2010, there have been (i) no material losses or thefts of data or security breaches relating to data used in the businesses of the Acquired Corporations; (ii) violations of any security policy regarding any such data; (iii) no unauthorized access or unauthorized use of any data; and (iv) no unintended or improper disclosure of any personally identifiable information in the possession, custody or control of any Acquired Corporation or a contractor or agent acting on behalf of the Acquired Corporation.

(g) All computer hardware and software systems used or relied upon by the Acquired Corporations in the conduct of the business of the Acquired Corporations (the “Business Systems”) are materially sufficient for the current needs of such business subject to ongoing maintenance and planned hardware and software system upgrades reflected in the capital budget, and are subject to commercially reasonable disaster recovery and business continuity procedures. In the last twelve (12) months, there has not been any material failure with respect to any of the Business Systems that has not been remedied or replaced in all material respects. The Acquired Corporations have purchased and paid in full for a sufficient number of licenses for the operation of such Business Systems as operated on the date hereof except for any discrepancies that are not expected to result in a material liability to the Acquired Corporations, taken as a whole.

3.9 Contracts.

(a) Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i) any Company Contract constituting a Company Employee Agreement pursuant to which any of the Acquired Corporations is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate except for severance, termination or similar payments required by applicable Legal Requirements that does not exceed $200,000 per beneficiary, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary or commissions paid in the ordinary course of business) in excess of $200,000 to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting provided in Company Equity Plans;

(ii) any Company Contract that is a settlement, conciliation or similar agreement with or before any Governmental Body and pursuant to which the Acquired Corporations will be required after the date of this Agreement to pay consideration in excess of $250,000;

(iii) any Company Contract (A) limiting the freedom or right of any Acquired Corporation to engage in any line of business, to make use of any Company IP or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by any of the Acquired Corporations or exclusivity obligations or restrictions or otherwise limiting the freedom or right of any Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;

(iv) any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration (i) by the Acquired Corporations in an amount having an expected value in excess of $250,000 or (ii) to the Acquired Corporations in an amount having an expected value in excess of $500,000, in each case in the fiscal year ending December 31, 2013 or in any fiscal year thereafter, and which cannot be cancelled by the Company or such Subsidiary without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date) excluding non-exclusive distribution, reseller and end user customer agreements entered into in the ordinary course of business;

(v) any Company Contract relating to Indebtedness in excess of $250,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or an Acquired Corporation, other than any Indebtedness between or among the Company and any of its Subsidiaries;

(vi) any Company Contract or arrangement with any Person constituting a joint venture, partnership, collaboration or limited liability company agreement;

(vii) any Company Contract that requires or permits an Acquired Corporation, or any successor, to, or acquirer of an Acquired Corporation, to make any payment to another person as a result of a change of control of such Acquired Corporation (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment;

(viii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any of its Subsidiaries, prohibits the pledging of the capital stock or other equity interests of the Company or any of its Subsidiaries or prohibits the issuance of any guaranty by the Company or any of its Subsidiaries;

(ix) any license agreements pursuant to which the Company or any of its Subsidiaries licenses in any material Intellectual Property Right or licenses out any material Intellectual Property Right owned by the Company or its Subsidiaries (other than, in the first case, license agreements for commercially available off-the-shelf software on standard terms with an annual license fee of less than $50,000 that are not integrated or embedded into any Acquired Corporation Product, and, in the second case, non-exclusive distribution, reseller and end-user customer agreements entered into in the ordinary course of business);

(x) any agreement with a third party that provides co-location or data hosting services to any Acquired Corporation to fulfill obligations to provide software and data hosting services to end user customers;

(xi) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act;

(xii) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company

Common Stock or any of their affiliates (other than any of the Acquired Corporations) or immediate family members; and

(xiii) any Company Contract for the lease or sublease of any material real property.

(b) As of the date of this Agreement, the Company has either delivered or otherwise made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Except as set forth on Part 3.9(b) of the Company Disclosure Schedule, neither the Acquired Corporations nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Acquired Corporations, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Acquired Corporations and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Company, each Material Contract is enforceable by the applicable Acquired Corporation in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. Except as set forth on Part 3.9(b) of the Company Disclosure Schedule, no Acquired Corporation has received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect. The Acquired Corporations have not waived in writing any rights under any Material Contract, the waiver of which would have, either individually or in the aggregate, a Material Adverse Effect. To the knowledge of the Company, since January 1, 2012, the Company has not received, on or prior to the date of this Agreement, any notice in writing from any Person that such Person intends to terminate, or not renew, any Material Contract.

3.10 Liabilities. None of the Acquired Corporations has any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (i) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement; (iii) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the Acquired Corporations (other than resulting from any breach or acceleration thereof) either provided or made available to Parent prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive distribution, reseller and end-user customer and other non-exclusive agreements entered into in the ordinary course of business; (iv) liabilities incurred in the ordinary course of business since March 31, 2013; and (v) liabilities that individually or in the aggregate have not and would not reasonably be expected to have a Material Adverse Effect.

3.11 Compliance with Legal Requirements. Each of the Acquired Corporations is, and since January 1, 2010 has been, in compliance with all applicable Legal Requirements, except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and, since January 1, 2010, neither the Company nor any of its Subsidiaries has been given written notice of, or been charged with, any violation of, any Legal Requirement, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

3.12 Certain Business Practices. To the knowledge of the Company, none of the Acquired Corporations or any of their respective employees, representatives or agents (in each case, acting in the capacity of an employee or representative of an Acquired Corporation) has (i) used any material funds (whether of the Company, any Subsidiary or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended and any rules or regulations promulgated thereunder, anti-money laundering laws and any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. Since January 1, 2010, none of the Acquired Corporations has received any communication that alleges any of the foregoing. The Company utilizes effective controls, procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the aforementioned laws, rules or regulations will be prevented, detected and deterred.

3.13 Governmental Authorizations. The Acquired Corporations hold all Governmental Authorizations necessary to enable the Acquired Corporations to conduct their businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not have a Material Adverse Effect.

3.14 Tax Matters.

(a) Except as disclosed on Part 3.14(a) of the Company Disclosure Schedule, (i) each of the material Tax Returns required to be filed by or on behalf of the respective Acquired Corporations with any Governmental Body on or before the Closing Date (the “Acquired Corporation Returns”) have been or will be filed on or before the applicable due date (including any extensions of such due date), and have been, or will be when filed, prepared in compliance with all applicable Legal Requirements and are true and correct in all material respects, and (ii) all material Taxes payable by the Acquired Corporations (whether or not shown on the Acquired Corporation Returns to be due) or required to be withheld on or before the Closing Date have been or will be paid or withheld on or before the Closing Date.

(b) The Company’s Balance Sheet has accrued all actual and estimated liabilities for unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP, other than any Taxes the non-payment of which would not have a Material Adverse Effect. The Company shall establish, in the ordinary course of business and consistent with its past practices, reserves adequate for the payment of all material unpaid Taxes by the Acquired Corporations for the period from the date of the Balance Sheet through the Closing Date.

(c) Except as set forth in Part 3.14(c) of the Company Disclosure Schedule, to the Company’s knowledge, as of the date of this Agreement, (i) there are no current examinations or audits of any Acquired Corporation Return in progress involving material Taxes and (ii) since January 1, 2011, no written claim has been received by any of the Acquired Corporations from any Governmental Body in any jurisdiction where the Acquired Corporations do not file Tax Returns that the Acquired Corporations are or may be subject to Taxes in that jurisdiction. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of all audit reports and similar documents (to which the Company has access) relating to Acquired Corporation Returns which have been requested by Parent. As of the date of this Agreement, no extension or waiver of the limitation period applicable to any of the Acquired Corporation Returns has been granted and is currently in effect.

(d) As of the date of this Agreement, except as set forth in Part 3.14(d) of the Company Disclosure Schedule, to the knowledge of the Company, no Legal Proceeding involving the IRS or any other Governmental Body is pending or threatened against or with respect to the Acquired Corporations in respect of any material Tax. Except as set forth in Part 3.14(d) of the Company Disclosure Schedule, no deficiency of material Taxes has been asserted in writing as a result of any audit or examination by any Governmental Body that has not been paid, accrued for or been contested in good faith and in accordance with applicable Legal Requirements.

(e) Except as set forth in Part 3.14(e) of the Company Disclosure Schedule, there is no agreement, plan, arrangement or other Contract covering any employee or independent contractor or former employee or independent contractor of the Acquired Corporations that, considered individually or considered collectively with any other such Contracts, will give rise to the payment of any amount in connection with the Merger that would not be deductible pursuant to Section 280G of the Code. Except as set forth in Part 3.14(e) of the Company Disclosure Schedule, the Acquired Corporations are not a party to any Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.

(f) None of the Acquired Corporations (i) have ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) have incurred, or have the potential to incur, any material liability for the Taxes of any Person (other than the Company or any of the other Acquired Corporations) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign law), as a transferee or successor, pursuant to a Contract, or otherwise (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees and non-exclusive distribution, reseller and end-user customer and other non-exclusive agreements, in each case, not primarily related to Taxes and entered into in the ordinary course of business).

(g) None of the Acquired Corporations have been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) None of the Acquired Corporations has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(i) None of the Acquired Corporations will be required to include any item of income in, or exclude any item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date, except as would not, individually or in the aggregate, have a Material Adverse Effect, as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax law) or (vi) election under Section 108(i) of the Code.

(j) The Acquired Corporations are not, and have not at any time since January 1, 2009 been, United States real property holding corporations within the meaning of Section 897(c)(2) of the Code.

(k) None of the Acquired Corporations is a party to or bound by any Tax allocation or Tax sharing agreement with any Person other than the Company and its Subsidiaries, and none has any current or potential contractual obligation to indemnify any other Person with respect to material Taxes.

3.15 Employee Matters; Benefit Plans.

(a) Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporation’s employees is terminable by the applicable Acquired Corporation at will.

(b) Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, none of the Acquired Corporations is a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or works council representing any of its employees and there are no labor organizations or works councils representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of any of the Acquired Corporations. Since January 1, 2011, there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any of the Acquired Corporations or any of their employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding representation or union organizing activity or any similar activity or dispute. Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, since January 1, 2011, there has been no material Legal Proceeding or grievance pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. Since January 1, 2011, the Company has complied in all respects with all applicable Legal Requirements related to employment, including employment practices, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements, the lack of compliance with which has not had and would not reasonably be expected to have a Material Adverse Effect on the Acquired Corporations.

(c) Part 3.15(c) of the Company Disclosure Schedule sets forth a true and complete list of the material Employee Plans (other than any employment, termination or severance agreement for non-officer employees of the Company and its Subsidiaries and equity grant notices, and related documentation, with respect to employees of the Company and its Subsidiaries). The Company has made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan true, correct and complete copies of: (i) all plan documents and all material amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (vi) all material correspondence to or from the IRS, the DOL, or any other Governmental Body since January 1, 2011.

(d) None of the Acquired Corporations nor any other Person that would be or, at any relevant time, would have been considered a single employer with an Acquired Corporation under the Code or ERISA has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.

(e) Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have occurred that would reasonably be expected to affect materially and adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. None of the Acquired Corporations is or reasonably could be subject to either a material liability pursuant to Section 502 of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code. For the last six (6) years, the Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Employee Plan. There do not exist any pending and served or, to the knowledge of the Company, pending and not served or threatened claims (other than routine undisputed claims for benefits), Legal Proceeding with respect to any Employee Plan other than Legal Proceeding that would not reasonably be expected to have a Material Adverse Effect.

(f) Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither the Acquired Corporations nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any present or former employee, officer or director of the Acquired Corporations pursuant to any retiree medical benefit plan or other retiree welfare plan.

(g) Except as set forth in Part 3.15(g) of the Company Disclosure Schedule, the consummation of the transactions contemplated by this Agreement (including in combination with other events or circumstances) will not (i) entitle any current or former employee, director, officer, independent contractor or other service provider of the Acquired Corporations to severance pay, unemployment compensation or any other payment, in each case, in excess of $200,000 (ii) accelerate the time of payment or vesting, or increase the amount of, compensation or benefits due to any such employee, director, officer, independent contractor, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time.

(h) Except as set forth in Part 3.15(h) of the Company Disclosure Schedule, no material Employee Plan is maintained primarily for the benefit of employees or other service providers who are primarily located outside of the United States (other than any employment, termination or severance agreement for non-officer employees of the Company or the Acquired Corporations, government mandated benefits, including consultation rights or notices, and equity grant notices, and related documentation, with respect to employees of the Company and the Acquired Corporations).

(i) Each Employee Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance with its terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance that would not reasonably be expected to result in a material liability to the Acquired Corporations. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporations for any tax incurred by such service provider pursuant to Section 409A of the Code.

3.16 Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) each Acquired Corporation is, and since January 1, 2010 has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against any of the Acquired Corporations or Leased Real Property, (c) as of the date hereof, neither the Company nor any of its Subsidiaries has received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company or its Subsidiaries relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any claim against or liability of any of the Acquired Corporations under any Environmental Law, and (e) none of the Acquired Corporations has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.

3.17 Insurance. The Company has delivered or otherwise made available to Parent or Parent’s Representatives a copy of all material insurance policies and all material self insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. Except as would not reasonably be expected to have a Material Adverse Effect, (a) all such insurance policies are in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company and its Subsidiaries and (b) all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder.

3.18 Legal Proceedings; Orders.

(a) Except as set forth in Part 3.18(a) of the Company Disclosure Schedule, there is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against the Acquired Corporations or to the knowledge of the Company, against any present or former officer, director or employee of the Acquired

Corporations in such individual’s capacity as such, other than any Legal Proceedings that would not reasonably be expected to have a Material Adverse Effect;

(b) to the Company’s knowledge, there is no order, writ, injunction or judgment to which the Acquired Corporations are subject that is reasonably likely to have a Material Adverse Effect; and

(c) to the Company’s knowledge, no investigation or review by any Governmental Body with respect to the Acquired Corporations is pending or is being threatened, other than any investigations or reviews that would not reasonably be expected to have a Material Adverse Effect.

3.19 Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and, subject to obtaining the Required Company Stockholder Vote, to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved to recommend that the stockholders of the Company tender their shares to Parent pursuant to the Offer, and, if applicable, approve the adoption of this Agreement and the Merger, and (d) authorized and approved the Top-Up and the issuance of the Top-Up Shares, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

3.20 Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Top-Up, the Merger and the other transactions contemplated by this Agreement.

3.21 Vote Required. The Required Company Stockholder Vote is the only vote, if any, of the holders of any class or series of the Company’s capital stock necessary to approve this Agreement and the Merger.

3.22 Non-Contravention; Consents. Except as set forth in Part 3.22 of the Company Disclosure Schedule and assuming compliance with the applicable provisions of the DGCL, the HSR Act, the rules and regulations of NASDAQ and, in the case of the Merger, if required by applicable Legal Requirements, the receipt of the Required Company Stockholder Vote, the execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated by this Agreement will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of any Acquired Corporation; or (b) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to any Acquired Corporation, or to which any Acquired Corporation is subject; or (c) conflict with, result in breach of, or constitute a default under, any Material Contract. Except as set forth in Part 3.22 of the Company Disclosure Schedule and as may be required by the Exchange Act (including, without limitation, the requirement under the Exchange Act for the Company’s stockholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers and the filing with the SEC of the Schedule 14D-9, the Proxy Statement, any information statement required in connection with the Offer under Rule 14f-1 under the Exchange Act (together with any amendments or supplements thereto, the “Information Statement”) and such reports under the Exchange Act as may be required in connection with this Agreement and the transactions contemplated by this Agreement), the DGCL, the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws and the rules and regulations of NASDAQ, none of the Acquired Corporations is required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those that the failure to make or obtain are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

3.23 Fairness Opinion. The Company’s Board of Directors has received the opinion of Merrill Lynch Pierce, Fenner & Smith Incorporated as financial advisor to the Company to the effect that, as of the date of such opinion, and subject to the various assumptions and limitations set forth therein, the Offer Price is fair, from a financial point of view, to the Company stockholders (other than Parent, Merger Sub, any of their respective wholly owned subsidiaries and holders of Dissenting Shares). The Company will make available to Parent solely for informational purposes a written copy of the fairness opinion as promptly as practicable following the date of this Agreement.

3.24 Financial Advisor. Except for Merrill Lynch Pierce, Fenner & Smith Incorporated, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any other Acquired Corporation.

3.25 Economic Sanctions. Except as may be set forth in Part 3.25 of the Company Disclosure Schedule:

(a) The Acquired Corporations have been in compliance in all material respects with all applicable economic sanctions laws, regulations and orders, including those administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (“OFAC”)

(collectively, “Sanctions Laws”) and have not received any written notice of any governmental Legal Proceeding relating to Sanctions Laws.

(b) None of any Acquired Corporation nor, to the knowledge of the Company any officer or director of the Company, nor any agent acting on behalf of the Company (i) is designated on any economic sanctions or export controls list of any Governmental Body, including OFAC’s Specially Designated Nationals and Blocked Persons List, or (ii) has been involved in any export, reexport or other transaction by any Acquired Corporation involving any Person on such list or any country in violation of any export controls or Sanctions Laws.

SECTION 4. Representations and Warranties of Parent and Merger Sub

Parent and Merger Sub represent and warrant to the Company as follows:

4.1 Due Organization. Each of Parent and Merger Sub is an Entity duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Merger Sub, including all amendments thereto.

4.2 Merger Sub. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated hereby and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Merger Sub.

4.3 Authority; Binding Nature of Agreement. Parent and Merger Sub have the limited liability company or corporate power and authority, as the case may be, to execute and deliver and perform their obligations under this Agreement; and the execution, delivery and performance by Parent and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Parent and Merger Sub and their respective boards of directors. This Agreement constitutes the legal, valid and binding obligation of Parent and Merger Sub, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.

4.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, if applicable, and any applicable filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement by Parent and Merger Sub, and the consummation of the transactions contemplated by this Agreement, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Parent or Merger Sub; (b) cause a violation by Parent or Merger Sub of any Legal Requirement or order applicable to Parent or Merger Sub, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Merger Sub under any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL or the HSR Act and any filing, notification or approval in any foreign jurisdiction required by Antitrust Laws, neither Parent nor Merger Sub, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement by Parent or Merger Sub or the consummation by Parent or Merger Sub of the Offer, the Merger and the other transactions contemplated hereby, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s equityholders is necessary to approve this Agreement or any of the transactions contemplated by this Agreement, other than those which have been previously obtained.

4.5 Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Merger Sub supplied or to be supplied by or on behalf of Parent or Merger Sub or any of its Subsidiaries expressly for inclusion or incorporation by reference in (a) the Schedule 14D-9 or the Information Statement will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, or (b) the Proxy Statement will, at the time the Proxy Statement is first mailed to the stockholders of the Company or at the time of the Company Stockholders’ Meeting (or any adjournment or postponement thereof), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading.

4.6 Absence of Litigation. As of the date hereof, there is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Merger Sub, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby. To the knowledge of Parent or Merger Sub, as of the date of this Agreement, neither Parent nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Merger Sub’s ability to consummate the Transactions contemplated hereby.

4.7 Ownership of Company Common Stock. Neither Parent nor any of Parent’s Affiliates directly or indirectly owns, and at all times for the past three years, neither Parent nor any of Parent’s controlled Affiliates has owned, beneficially or otherwise, any shares of the Company’s capital stock or any securities, contracts or obligations convertible into or exercisable or exchangeable for shares of the Company’s capital stock. Neither Parent nor Merger Sub has enacted or will enact a plan that complies with Rule 10b5-1 under the Exchange Act covering the purchase of any of the shares of the Company’s capital stock.

4.8 Acknowledgement by Parent and Merger Sub.

(a) Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Acquired Corporations by Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives or advisors, Parent and Merger Sub and their respective Affiliates, stockholders, directors, officers, employees, agents, representatives and advisors have received and may continue to receive after the date hereof from the Company and its Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives and advisors certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Acquired Corporations and their businesses and operations. Parent and Merger Sub hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Merger Sub will have no claim against any of the Acquired Corporations, or any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, or any other person with respect thereto unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Merger Sub hereby acknowledge and agree that none of the Acquired Corporations, nor any of their respective Affiliates, stockholders, directors, officers, employees, consultants, agents, representatives or advisors, nor any other person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

4.9 Financing. Parent has delivered to the Company true, correct and complete copies, as of the date of this Agreement, of (i) an executed commitment letter (the “Equity Funding Letter”) from Vista Equity Partners Fund IV, L.P. (collectively, the “Equity Provider”) to invest, subject to the terms and conditions therein, cash in the aggregate amount set forth therein (the “Equity Financing”) and (ii) an executed commitment letter and Redacted Fee Letters from the financial institutions identified therein (the “Debt Commitment Letter” and, together with the Equity Funding Letter, the “Financing Letters”) to provide, subject to the terms and conditions therein, debt financing in the amounts set forth therein (being collectively referred to as the “Debt Financing”, and together with the Equity Financing collectively referred to as the “Financing”). As of the date hereof, none of the Equity Funding Letter or the Debt Commitment Letter has been amended or modified, no such amendment or modification is contemplated (other than amendments or modifications that are permitted by Section 6.11), and the respective loan obligations and commitments contained in such Financing Letters have not been withdrawn or rescinded in any respect. As of the date hereof, Parent or Merger Sub has fully paid any and all commitment fees or other fees in connection with the Equity Funding Letter and the Debt Commitment Letter that are due and payable. Assuming (i) the Financing is funded in accordance with the Equity Funding Letter and the Debt Commitment Letter, as applicable, (ii) the accuracy of the representations and warranties set forth in Section 3, (iii) the satisfaction of the conditions to Parent’s obligation to consummate the Offer and/or the Merger (as applicable), (iv) performance by the Company of its obligations under this Agreement, as of the date hereof, the net proceeds of the Financing contemplated by the Equity Funding Letter and Debt Commitment Letter will, in the aggregate, be sufficient for Merger Sub and the Surviving Corporation to pay the Offer Price in respect of each Share validly tendered and accepted for payment in the Offer, the aggregate Merger Consideration, all amounts required to be paid pursuant to Section 2.8 (and any repayment or refinancing of debt contemplated by this Agreement, the Equity Funding Letter or the Debt Commitment Letter) and any other amounts required to be paid in connection with the consummation of the Transactions and to pay all related fees and expenses. The Financing Letters are in full force and effect as of the date hereof. As of the date of this Agreement, no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to constitute a default or breach on the part of Parent or Merger Sub or, to the knowledge of Parent, any other parties thereto, under the Equity Funding Letter or the Debt Commitment Letter; provided that Parent and Merger Sub are not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Section 3, or the Company’s compliance hereunder. As of the date of this Agreement, Parent does not have any reason to believe that any of the conditions precedent of Parent to the Financing will not be satisfied or that the Financing will not be available to Parent or Merger Sub at the Acceptance Time or on the date of the Closing if an Offer Termination occurs; provided that Parent is not making any representation regarding the accuracy of the representations and warranties set forth in Section 3, or compliance by the Company with its obligations hereunder. The Financing Letters contain all of the conditions precedent of Parent and Merger Sub to the obligations of the Equity Provider and the Financing Sources thereunder to make Financing available to Parent or the Merger Sub on the terms therein. As of the date hereof, there are no side letters or other agreements, Contracts or arrangements to which Parent or any of its Affiliates is a party related to the funding or investing, as applicable, of the full amount of the Financing other than as expressly set forth or referenced in the Financing Letters and any customary engagement letters and non-disclosure agreements that do not impact the conditionality for the Financing to occur or amount of the Financing.

4.10 Solvency. Assuming (a) satisfaction of the conditions to Parent’s obligation to consummate the Offer and/or the Merger (as applicable), and after giving effect to the Transactions, including the Financing (as some or all of such Financing may be amended or replaced in compliance with Section 6.11 hereof), (b) any repayment or refinancing of debt contemplated in this Agreement or the Financing Letters, (c) the accuracy of the representations and warranties of the Company set forth in Section 3 hereof and Company’s compliance with this Agreement, (d) payments of all amounts required to be paid by Parent, Merger Sub and the Surviving Corporation in connection with the consummation of the Offer, the Merger, the Financing and the other transactions contemplated hereby and thereby, and (e) payment of all related fees and expenses, each of Parent and the Acquired Corporations (taken as a whole) will be Solvent as of the Effective Time and immediately after the consummation of the Transactions. For the purposes of this Agreement, the term “Solvent” when used with respect to any Person and its Subsidiaries, means that, as of any date of determination (x) the amount of the “fair saleable value” of the assets of such Person and its Subsidiaries (taken as a whole) will, as of such date, exceed (i) the value of all liabilities of such Person and its Subsidiaries (taken as a whole), including contingent and other liabilities, as of such date, as such quoted terms are generally determined in accordance with applicable Legal Requirements governing determinations of the insolvency of debtors, and (ii) the amount that will be required to pay the probable liabilities of such Person and its Subsidiaries (taken as a whole) on their existing debts (including contingent and other liabilities) as such debts become absolute and mature, (y) such Person and its Subsidiaries (taken as a whole) will not have, as of such date, an “unreasonably small amount of capital” for the operation of the businesses in which it is engaged or proposed to be engaged following such date, and (z) such Person and its Subsidiaries (taken as a whole) will be able to pay its liabilities, including contingent and other liabilities, as they mature.

4.11 Certain Arrangements. As of the date of this Agreement, Parent has disclosed to the Company all Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) (a) between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any member of the Company’s management or directors, on the other hand, as of the date hereof that relate in any way to the Company or any of its Subsidiaries or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature than the Merger Consideration or pursuant to which any stockholder of the Company agrees to vote to approve this Agreement or the Merger or agrees to vote against any Superior Offer.

4.12 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.

SECTION 5. Certain Covenants of the Company

5.1 Access and Investigation. During the period from the date of this Agreement until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Acquired Corporations to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Acquired Corporations’ Representatives, personnel and assets, supervised conversations with customers and suppliers and to all existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations, including copies of the existing books, records, Tax Returns, work papers and other documents and information relating to the Acquired Corporations, and with such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement, fiduciary duty or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party), provided that the Company shall use commercially reasonable efforts to obtain any Consents of third parties that are necessary to allow such information to be disclosed to Parent and its Representatives and shall otherwise use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in a breach of this clause (ii) or (iii) result in the disclosure of any trade secrets of third parties; provided, further, that information shall be disclosed subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement dated April 8, 2013, between the Company and Vista Equity Partners III, LLC (the “Confidentiality Agreement”).

5.2 Operation of the Company’s Business.

(a) During the Pre-Closing Period: (i) except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent, or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall ensure that each of the Acquired Corporations conducts in all material respects its business and operations in the ordinary course; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the transactions contemplated by this Agreement, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any of the Acquired Corporations that relates to the consummation of the transactions contemplated by this Agreement. The Company shall, and shall cause each of the other Acquired Corporations to, use commercially reasonable efforts to preserve intact the material components of their current business organization, including keeping available the services of current officers and key employees, and use commercially reasonable efforts to maintain their respective relations and good will with all material suppliers, material customers, Governmental Bodies and other material business relations; provided, however, that the Acquired Corporations shall be under no obligation to put in place any new retention programs or include additional personnel in existing retention programs.

(b) During the Pre-Closing Period, except (x) as required or otherwise contemplated under this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall not, and shall not permit any of the other Acquired Corporations to:

(i) (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) dividends or distributions between or among any of the wholly owned Acquired Corporations to the extent consistent with past practices (but not from the Company to its stockholders); (B) repurchases of Restricted Shares (or other Shares) outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase Restricted Shares and/or Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Acquired Corporations; (C) repurchases of Company Options or RSUs (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Option or RSU (in effect as of the date hereof) between the Company and an employee, consultant or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Acquired Corporations; or (D) in connection with withholding to satisfy the Tax obligations with respect to Company Options, Restricted Shares or RSUs;

(ii) split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;

(iii) sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company may issue shares of the Company Common Stock as required to be issued upon the valid exercise of

Company Options or upon the vesting and settlement of other Company Equity Awards, as the case may be, outstanding as of the date of this Agreement or pursuant to the ESPP);

(iv) except as contemplated by Section 6.3, establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be a Employee Plan if it were in existence on the date hereof), or amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be a Employee Plan if it were in existence on the date hereof) or grant any employee or director any increase in compensation, bonuses or other benefits (except that the Acquired Corporations: (A) may provide increases in salary, wages or benefits to non-executive officer employees in the ordinary course of business and consistent with past practice; (B) may amend any Employee Plans to the extent required by applicable Legal Requirements; and (C) may make usual and customary annual, semi-annual or quarterly bonus payments, commission payments and profit sharing payments in the ordinary course of business consistent with past practice in accordance with the bonus, commission and profit sharing plans existing on the date of this Agreement and disclosed on the Company Disclosure Schedule);

(v) (A) enter into (x) any change-in-control agreement with any executive officer, employee, director or independent contractor or (y) any retention agreement with any executive officer or director, (B) enter into (aa) any employment, severance or other material agreement with any executive officer or director or (bb) any employment or severance agreement with any non-executive officer employee with an annual base salary greater than $200,000 or any consulting agreement with an independent contractors with an annual base compensation greater than $200,000, (C) hire any employee with an annual base salary in excess of $200,000 or (D) enter into any agreement with respect to the voting of its capital stock;

(vi) amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;

(vii) form any Subsidiary, acquire any equity interest or other interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

(viii) make or authorize any capital expenditure (except that the Acquired Corporations may make any capital expenditure that: (A) is provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, which expenditures shall be in accordance with the categories set forth in such budget; or (B) when added to all other capital expenditures made on behalf of all of the Acquired Corporations since the date of this Agreement but not provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement, does not exceed $375,000 individually and $500,000 in the aggregate during any fiscal quarter);

(ix) acquire, lease, license, pledge, sell, abandon (or permit to lapse, other than any patent expiring at the end of its statutory term), transfer, assign guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property or sell or otherwise dispose of, or lease or license, any material right or other material asset or property to any other Person (other in the ordinary course of business), or sell or otherwise dispose of, divest or spin-off, or lease, license or sublicense, any material right or other material asset or property to any other Person (other than sales of appliances and subscriptions to products in the ordinary course of business consistent with past practice or pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company, or waive or relinquish, abandon, allow to lapse or encumber (except for any Permitted Encumbrance) any material right or material asset or property (except, in the case of any of the foregoing (A) as provided for in the Company’s capital expense budget delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement and (B) the Acquired Corporations may enter into license agreements for commercially available software on standard terms in the ordinary course of business);

(x) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business consistent with past practice, advances to employees for travel and other business related expenses in the ordinary course of business consistent with past practices and in compliance in all material respects with the Company’s policies related thereto and intercompany loans, advances, capital contributions or investments between or among the Company and any direct or indirect wholly owned Subsidiary of the Company);

(xi) amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim or liability or obligation under, any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract, excluding any non-exclusive distribution, reseller or end user customer agreements;

(xii) except as required by applicable Legal Requirement, (a) make any material change to any accounting method or accounting period (or request such a change) in any material respect unless required by GAAP; (b) make any material Tax election (other a Tax election that is consistent with a Tax election made in a previous period); (c) rescind or change any material Tax election; (d) file an amended Tax Return that could materially increase the Taxes payable by the Acquired Corporations; (e) enter into a closing agreement with any Governmental Body regarding any material Tax; (f) settle, compromise or consent to any Tax claim or assessment or surrender a right to a material Tax refund; or (g) waive or extend the statute of limitations with respect to any material Tax other than (1) pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business or (2) pursuant to an extension granted in the ordinary course of business in connection with an audit of federal, state or local Taxes to prevent the assessment or collection of a Tax;

(xiii) commence any Legal Proceeding, except with respect to: (A) routine matters in the ordinary course of business; (B) in such cases where the Company reasonably determines in good faith that the failure to commence suit would result in a material impairment of a valuable aspect of its business (provided that the Company consults with Parent and considers the views and comments of Parent with respect to such Legal Proceedings prior to commencement thereof); or (C) in connection with a breach of this Agreement or any other agreements contemplated hereby;

(xiv) settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions contemplated hereby and: (A) that results solely in a monetary obligation involving only the payment of monies by the Acquired Corporations of not more than $500,000 in the aggregate; or (B) that results solely in a monetary obligation that is funded by an indemnity obligation to or, an insurance policy of, the Acquired Corporations and the payment of monies by the Acquired Corporations that together with any settlement made under subsection “(A)” are not more than $500,000 in the aggregate (not funded by an indemnity obligation or through insurance policies);

(xv) enter into any collective bargaining agreement or agreement to form a work council or other agreement with any labor organization or works council (except to the extent required by applicable Legal Requirements);

(xvi) adopt or implement any stockholder rights plan or similar arrangement;

(xvii) fail to make any material filing, pay any fee, or take another action necessary to maintain in full force and effect any trademark or trade name that is material to the conduct of the business of the Acquired Corporations, as a whole, as currently conducted;

(xviii) except as required by existing written agreements or Company Benefit Plans in effect prior to the date of this Agreement, or as otherwise required by applicable Law, waive any stock repurchase rights, accelerate, amend or change the period of exercisability of options or restricted stock, or reprice options granted under any Company Benefit Plan or authorize cash payments in exchange for any options granted under any Company Benefit Plan, except as otherwise provided in this Agreement;

(xix) knowingly disclose any material trade secrets of the Acquired Companies other than pursuant to agreements entered into in the ordinary course of business consistent with past practice that contain confidentiality undertakings with respect to such confidential information and trade secrets;

(xx) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of the other Acquired Corporations; or

(xxi) authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xx)” of this Section 5.2(b).

During the Pre-Closing Period, without the written consent of the Company (which consent shall not be unreasonably withheld, delayed or conditioned), Parent and Merger Sub shall not, and shall cause the Guarantors and their respective Affiliates to not, (i) enter into discussions or negotiations of any Contracts or other agreements, arrangements or understandings (whether oral or written) or commitments to enter into agreements, arrangements or understandings (whether oral or written) or (ii) amend or otherwise supplement any agreements, arrangements or understandings (whether oral or written) in existence on the date of this Agreement, in the case of clauses “(i)” and “(ii)” that are between Parent, Merger Sub, the Guarantors or any of their Affiliates, on the one hand, and any officer or director of the Company, on the other hand, that relate in any way to the Company or any of its Subsidiaries or the Transaction.

Notwithstanding the foregoing, nothing contained herein shall give to Parent or Merger Sub, directly or indirectly, rights to control or direct the operations of the Acquired Corporations prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.

5.3 No Solicitation.

(a) For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality and standstill agreement that contains provisions that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement; provided that an Acceptable Confidentiality Agreement may permit the submission of Acquisition Proposals to the Company’s Board of Directors on a private and confidential basis.

(b) Except as permitted by this Section 5.3, during the Pre-Closing Period the Company shall not and shall cause each of its Subsidiaries not to and shall direct its Representatives not to (i) continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal. The Company shall promptly deliver a written notice to each Person that entered into a confidentiality agreement in anticipation of potentially making an Acquisition Proposal, to the effect that the Company is ending all discussions and negotiations with such Person with respect to any Acquisition Proposal, effective on the date hereof, and the notice shall also request such Person to promptly return or destroy all confidential information concerning the Company and its Subsidiaries; provided that the Company may continue discussions and negotiations with any Excluded Party until 11:59 p.m. on June 7, 2013 (the “Excluded Party Deadline”), and the restrictions in Section 5.3(b)(i), Section 5.3(b)(ii)(A) and Section 5.3(b)(ii)(B) shall not apply with respect thereto until after the Excluded Party Deadline (and thereafter the provisions of this Section 5.3, including Section 5.3(b)(i), Section 5.3(b)(ii)(A) and Section 5.3(b)(ii)(B) shall apply with respect to such Excluded Party).

(c) If at any time on or after the date of this Agreement and prior to the Acceptance Time (or, if the Offer Termination shall occur, at any time prior to obtaining the Required Company Stockholder Vote), the Company or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 5.3, (i) the Company and its Representatives may contact such Person or group of Persons to clarify the terms and conditions thereof and (ii) if the Company’s Board of Directors determines in good faith, after consultation with independent financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall promptly (and in any event within 24 hours) provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(d) Following the date of this Agreement, the Company shall promptly (and in any event within 24 hours) notify Parent if any inquiries, proposals or offers with respect to an Acquisition Proposal (including, for the avoidance of doubt any Acquisition Proposal received from any Excluded Party) are received by the Company or any of its Representatives and provide to Parent a summary of the material terms and conditions of any Acquisition Proposal and keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal on a prompt basis (and in any event within 24 hours) and upon the request of Parent shall reasonably inform Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3.

(e) Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act or (ii) making any disclosure to the stockholders of the Company that is required by applicable Legal Requirements; provided, that making such disclosure under clause (i) or (ii) shall not in any way limit or modify the effect, if any, that any such action has under Sections 5.3 or 6.1.

(f) The Company agrees that in the event any Subsidiary or Representative of the Company takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.

SECTION 6. Additional Covenants of the Parties

6.1 Company Board Recommendation; Proxy Statement; Stockholder Approval.

(a) The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Merger Sub), or publicly propose to withdraw (or modify in a manner adverse to Parent or Merger Sub), the Company Board Recommendation or (B) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow any Acquired Corporation to execute or enter into any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to the Acceptance Time and, at any time prior to the receipt of the Required Stockholder Vote:

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.3) from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company’s Board of Directors may make a Company Adverse Change Recommendation, or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a

Company Adverse Change Recommendation pursuant to this Section 6.1(b)(i) or terminate this Agreement pursuant to Section 8.1(f) at least four (4) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent the material terms and conditions of the Acquisition Proposal in accordance with Section 5.3(d), (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals (including the Financing Letters and Guaranty) made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(f) would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.1(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to four (4) business days shall be deemed to be two (2) business days; and

(ii) other than in connection with an Acquisition Proposal, the Company’s Board of Directors may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would reasonably constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least four (4) business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the four (4) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals (including the Financing Letters and Guaranty) made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would reasonably constitute a breach of fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance and require a new

Determination Notice, except that the references to four (4) business days shall be deemed to be two (2) business days.

(c) As soon as practicable following the date hereof, the Company shall prepare the Proxy Statement in preliminary form and file it with the SEC and the Company and Parent shall timely cooperate with and assist the Company in connection with the preparation of the foregoing. Subject to Section 6.1(b), the Proxy Statement shall reflect the Company Board Recommendation. The Company shall use commercially reasonable efforts to respond as promptly as reasonably practicable to any comments of the SEC or its staff concerning the Proxy Statement. Parent and Merger Sub will provide to the Company upon request any information with respect to Parent and Merger Sub and their respective officers, directors, Affiliates and agents required to be provided in the Proxy Statement under applicable Legal Requirements or as reasonably requested by the Company. The Company shall notify Parent promptly of the receipt of any comments from the SEC or its staff or any other governmental officials and of any request by the SEC or its staff or any other governmental officials for amendments or supplements to the Proxy Statement or for additional information and will supply Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff or any other governmental officials, on the other hand, with respect to the Proxy Statement. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall give Parent a reasonable opportunity to review and comment on such document or response and the Company shall give due consideration to all reasonable additions, deletions or changes suggested thereto by Parent. The Company, on the one hand, and Parent and Merger Sub, on the other hand, agree to promptly correct any information provided by it for use in the Proxy Statement if and to the extent that it shall have become false or misleading in any material respect or as otherwise required by applicable Legal Requirements, and the Company further agrees to cause the Proxy Statement, as so corrected, to be filed with the SEC and, if any such correction is made following the mailing of the Proxy Statement, mailed to holders of Shares, in each case as and to the extent required by the Exchange Act or the SEC (or its staff). Notwithstanding the foregoing, the Company assumes no responsibility with respect to information supplied in writing by or on behalf of Parent or Merger Sub specifically for inclusion or incorporation by reference in the Proxy Statement.

(d) If the adoption of this Agreement by the Company’s stockholders is required by applicable Legal Requirements, then the Company shall have the right, at any time after the latest of (i) the Initial Expiration Date, (ii) three (3) business days after the Proxy Statement Clearance Date and (iii) July 9, 2013, to (and Parent and Merger Sub shall have the right, at any time beginning three (3) business days after the Proxy Statement Clearance Date, to request in writing that the Company, and upon receipt of such written request, the Company shall), as promptly as reasonably practicable, take all action necessary under all applicable Legal Requirements, the Company’s Certificate of Incorporation and bylaws and the rules of NASDAQ to establish a record date for (and the Company shall not change such record date without the prior written consent of Parent), and as soon as practicable after the Offer Termination, call, and give notice of a meeting of the holders of the Shares to vote on the adoption of this Agreement and approval of the Merger (including any adjournment or postponement thereof, the “Company

Stockholders’ Meeting”) and mail to the holders of Company Common Stock as of the record date established for the Stockholders’ Meeting a Proxy Statement. The Company shall ensure that all proxies solicited by the Company in connection with the Company Stockholders’ Meeting are solicited in compliance with all applicable Legal Requirements. Subject to Section 5.3 and the Offer Termination, the Company shall use its reasonable best efforts to obtain the Required Company Stockholder Vote. The Company in its sole discretion may adjourn or postpone the Company Stockholders’ Meeting after consultation with Parent, and with Parent’s consent (not to be unreasonably withheld, conditioned or delayed), (A) to the extent necessary to ensure that any legally required supplement or amendment to the Proxy Statement is provided to the stockholders of the Company within a reasonable amount of time in advance of the Company Stockholders’ Meeting or (B) if as of the time for which the Company Stockholders’ Meeting is originally scheduled (as set forth in the Proxy Statement) there are insufficient Shares represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of the Company Stockholders’ Meeting. Unless this Agreement is validly terminated in accordance with Section 8.1, the Company shall submit this Agreement and the Merger to its stockholders at the Company Stockholders’ Meeting even if the Company’s Board of Directors shall have made a Company Adverse Change Recommendation.

(e) Parent agrees to cause all Shares owned by Parent or any subsidiary of Parent to be voted in favor of the adoption of the Agreement at the Company Stockholders’ Meeting.

(f) Notwithstanding anything to the contrary contained in this Agreement, if, at any time after the purchase of Shares pursuant to the Offer by Merger Sub, the number of actually outstanding Shares owned by Merger Sub, together with any outstanding Shares owned by Parent and Parent’s other affiliates, shall collectively represent at least 90% of the actually outstanding Shares, then Parent shall take all actions necessary and appropriate to cause the Merger to become effective as soon as practicable without a meeting of the holders of Shares in accordance with Section 253 of the DGCL.

6.2 Filings, Consents and Approvals.

(a) The Parties agree to use their reasonable best efforts to take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws, that may be asserted by any Governmental Body or other person, so as to enable the Closing to occur expeditiously, but in no case later than the End Date, including (i) negotiating, committing to and effecting, by consent decree, hold separate order or otherwise, the sale, lease, license, divestiture or disposition of any assets, rights, product lines, or businesses of Parent or its Subsidiaries and/or those of the Acquired Corporations, provided that the Acquired Corporations will only be required to take or commit to take any such action, or agree to any such condition or restriction, if such action, commitment, agreement, condition or restriction is binding on the Acquired Corporations only in the event the Closing occurs; and (ii) provide as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act (or other applicable Antitrust Laws). By way of illustration and not limitation, the Parties agree to promptly take, and cause their affiliates to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance and approvals, and to cause the prompt expiration or termination of any applicable waiting period and to resolve such objections, if any, as the FTC and the DOJ, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain termination of the waiting period under the HSR Act or other Antitrust Laws, and to avoid the commencement of a lawsuit by the FTC, the DOJ or other Governmental Bodies under Antitrust Laws, and to avoid the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order in any suit or proceeding which would otherwise have the effect of preventing the Closing or materially delaying the Closing. The Parties shall defend through litigation on the merits any claim asserted in court by any party under Antitrust Laws in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that could restrain, delay, or prevent the Closing by the End Date.

(b) Subject to the terms and conditions of this Agreement, each of the Parties hereto shall (and shall cause their respective Affiliates, if applicable, to): (i) promptly, but in no event later than five (5) business days after the date hereof, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions; and (ii) cooperate with each other in determining whether, and promptly preparing and making, any other filings, notifications or other consents are required to be made with, or obtained from, any other Governmental Bodies in connection with the Transactions.

(c) Without limiting the generality of anything contained in this Section 6.2, during the Pre-Closing Period, each Party hereto shall use its reasonable best efforts to (i) give the other Parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (ii) keep the other Parties reasonably informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly furnish to the other Party, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “4(c) documents” as that term is used in the rules and regulations under the HSR Act), (v) subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other Parties and will consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding, and (vi) except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party hereto will permit authorized Representatives of the other Party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding.

6.3 Company Options; Restricted Shares; RSUs; ESPP.

(a) Prior to the Acceleration Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which Company Options are outstanding or otherwise) to (i) accelerate the vesting and exercisability of each unexpired and unexercised Company Option then outstanding as of immediately prior to the Acceleration Time so that each such Company Option shall be fully vested and exercisable prior to the Acceleration Time, (ii) terminate each Company Equity Plan (except as otherwise agreed by Parent and the Company) and (iii) cause, as of the Acceleration Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Acceleration Time, whether vested or unvested (and each plan, if any, under which any Company Option may be granted except, with respect to any such plan, as otherwise agreed by Parent and the Company) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.

(b) Prior to the Acceleration Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans pursuant to which Restricted Shares are outstanding and otherwise) to (i) accelerate the vesting of each Restricted Share granted and outstanding under the Company Equity Plans as of immediately prior to the Acceleration Time so that, with respect to each Restricted Share, the Company’s reacquisition right with respect thereto shall lapse, and the vesting of each other Company Equity Award shall be accelerated in full, and (ii) provide that each such Restricted Share shall be treated as a share of Company Common Stock for all purposes of this Agreement.

(c) Prior to the Acceleration Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the Company Equity Plans and award agreements pursuant to which RSUs are outstanding or otherwise) to (i) accelerate the vesting of each RSU then outstanding as of immediately prior to the Acceleration Time so that each such RSU shall be fully vested prior to the Acceleration Time and (ii) cause, as of the Acceleration Time, each RSU then outstanding as of immediately prior to the Acceleration Time, whether vested or unvested to be cancelled, terminated and extinguished, subject to payment pursuant to Section 2.8.

(d) Prior to the Acceleration Time, the Company shall take all actions necessary or required under the ESPP and Legal Requirements to (i) ensure that no offering period shall be authorized or commenced on or after the date of this Agreement and (ii) if the Acceleration Time shall occur prior to the end of the offering period in existence under the ESPP on the date of this Agreement, cause the rights of participants in the ESPP with respect to any such offering period then underway under the ESPP to be determined by treating the last business day prior to the Acceleration Time as the last day of such offering period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period but otherwise treating such shortened offering period as a fully effective and completed offering period for all purposes under the ESPP. The Company shall terminate the ESPP in its entirety effective as of the Acceleration Time. Prior to the Acceleration Time, the Company shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by this Section 6.3(d).

6.4 Employee Benefits. For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to those employees of the Acquired Corporations who are employed by the Acquired Corporations as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any Subsidiary thereof) during such one year period (the “Continuing Employees”) base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and benefits (excluding equity based compensation) provided to such Continuing Employees immediately prior to the execution of this Agreement. Without limiting the foregoing:

(a) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Subsidiaries to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Acquired Corporation.

(b) Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Acquired Corporations’ health and welfare benefit plans immediately prior to the Effective Time); provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time, and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then (upon expiration of any appropriate transition period), the Continuing Employees shall be eligible to participate in the Surviving Corporation’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time. To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall use its commercially reasonable efforts to ensure that such health or welfare benefit plan shall, for purposes of eligibility, vesting and allowances (including paid time off) but not for purposes of benefit accrual, credit Continuing Employees for service prior to the Effective Time with the Acquired Corporations to the same extent that such service was recognized prior to the Effective

Time under the corresponding health or welfare benefit plan of the Company. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Subsidiary of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.

(c) The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.

6.5 Indemnification of Officers and Directors.

(a) All rights to indemnification by the Acquired Corporations existing in favor of those Persons who are directors and officers of any Acquired Corporation as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Certificate of Incorporation and bylaws of the Acquired Corporations (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Acquired Corporations and said Indemnified Persons (as set forth on Part 6.5(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 6.5(a) and the indemnification rights provided under this Section 6.5(a) until disposition of such claim.

(b) From the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, Parent and the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Legal Requirements, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of an Acquired Corporation against all losses, claims, damages, liabilities, fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of an Acquired Corporation in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of an Acquired Corporation at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the transactions contemplated herein. Without limiting the foregoing, from the Effective Time until the sixth anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Legal Requirements, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 6.5(b) within fifteen days after receipt by Parent of a written request for such advance, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 6.5(b).

(c) From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (a true and correct copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Acquired Corporations (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned)) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time) and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.5(d); provided, however, that in no event shall the Surviving Corporation be required to expend in any one year an amount in excess of 250% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the annual premiums payable for such insurance coverage exceeds such amount, Parent shall be obligated to cause the Surviving Corporation to obtain a policy with the greatest coverage available for a cost equal to such amount.

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.5.

(e) The provisions of this Section 6.5 shall survive the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.5 may not be amended, altered or repealed after the Effective Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their heirs without the prior written consent of the affected Indemnified Person.

6.6 Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, and the right to consult on the settlement with respect to such litigation, and the Company will in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent reasonably and promptly informed with respect to the status thereof.

6.7 Additional Agreements. Subject to the terms and conditions of this Agreement, Parent and the Company shall use commercially reasonable efforts to take, or cause to be taken, all actions necessary to consummate the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement (i) shall make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Merger and the other Transactions contemplated by this Agreement, (ii) shall use commercially reasonable efforts to obtain each Consent (if any) required to be obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions, and (iii) shall use commercially reasonable efforts to lift any restraint, injunction or other legal bar to the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.

6.8 Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

6.9 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the transactions contemplated in this Agreement, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the transactions contemplated by this Agreement.

(b) The Company will give prompt notice to Parent (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Sections 7.1 and/or 7.2 not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Sections 7.1 and/or 7.3 not being able to be satisfied prior to the End Date.

6.10 Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the deemed disposition and cancellation of Shares (including Restricted Shares), Company Options and RSUs in the Transactions contemplated hereby by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

6.11 Financing.

(a)

(i) Subject to the terms and conditions of this Agreement, each of Parent and Merger Sub shall use its reasonable best efforts to obtain the Financing on the terms and conditions (including the flex provisions) described in the Financing Letters, and shall not permit any amendment or modification to be made to, or any waiver of any provision under, the Financing Letters if such amendment, modification or waiver (A) with respect to the Financing Letters, reduces (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless (x) the Debt Financing or the Equity Financing is increased by a corresponding amount or the Debt Financing is otherwise made available to fund such fees or original issue discount and (y) after giving effect to any of the transactions referred to in clause “(x)” above, the representation and warranty set forth in Section 4.10 shall be true and correct) or (B) imposes new or additional conditions precedent or otherwise expands, amends or modifies any of the conditions precedent to the receipt of the Financing in a manner adverse to Parent and Merger Sub or otherwise expands, amends or modifies any other provision of the Financing Letters, in a manner that would reasonably be expected to (x) delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions precedent to the Financing) on the Closing Date or (y) adversely impact the ability of Parent or Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letters or the definitive agreements with respect thereto, in each of clauses “(x)” and “(y)” in any material respect (provided that, subject to compliance with the other provisions of this Section 6.11(a), Parent and Merger Sub may amend the Debt Commitment Letter to add additional lenders, arrangers, bookrunners and agents). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. For purposes of this Section 6.11, references to “Financing” shall include the financing contemplated by the Financing Letters as permitted to be amended, modified or replaced by this Section 6.11(a) and references to “Debt Commitment Letter” shall include such documents as permitted to be amended, modified or replaced by this Section 6.11(a).

(ii) Each of Parent and Merger Sub shall use its reasonable best efforts (A) to maintain in effect the Financing Letters, (B) to negotiate and enter into definitive agreements with respect to the Debt Commitment Letter on the terms and conditions (including the flex provisions) contained in the Debt Commitment Letter (or on terms no less favorable (taken as a whole) to Parent or Merger Sub than the terms and conditions (including flex provisions) in the Debt Commitment Letter), (C) to satisfy on a timely basis all conditions precedent to funding in the Debt Commitment Letter and such definitive agreements thereto (other than any condition where the failure to be so satisfied is a direct result of the Company’s failure to furnish information described in Section 6.11(b)) and in the Equity Funding Letter and to consummate the Financing at or prior to the earlier to occur of the Acceptance Time and the Closing, and to instruct the lenders and the other persons committing to fund the Financing at the Closing to provide such Financing, (D) to satisfy the conditions precedent required to be satisfied by Parent or Merger Sub under the Financing Letters to cause the funding of the Financing and (E) if appropriate and practical under the circumstances and available sources of cash are not otherwise available to contemplate the transactions contemplated herein, enforce its rights under the Financing Letters (including, if appropriate, through litigation pursued in good faith). Parent shall keep the Company reasonably informed on a current basis and in reasonable detail of the status of its efforts to arrange the Debt Financing and provide to the Company copies of the material definitive agreements for the Debt Financing (provided that any fee letter may be redacted). Without limiting the generality of the foregoing, Parent and Merger Sub shall give the Company prompt notice (x) of any breach or default by any party to any of the Financing Letters or definitive agreements related to the Financing of which Parent or Merger Sub become aware, (y) of the receipt of (A) any written notice or (B) other written communication, in each case from any Financing Source with respect to any (1) actual or potential breach, default, termination or repudiation by any party to any of the Financing Letters or definitive agreements related to the Financing of any provisions of the Financing Letters or definitive agreements related to the Financing or (2) material dispute or disagreement between or among any parties to any of the Financing Letters or definitive agreements related to the Financing with respect to the obligation to fund the Financing or the amount of the Financing to be funded at Closing, and (z) if at any time for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms and conditions, in the manner or from the sources contemplated by any of the Financing Letters or definitive agreements related to the Financing. As soon as reasonably practicable, but in any event within two business days of the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause “(x)”, “(y)” or “(z)” of the immediately preceding sentence; provided, that they need not provide any information believed to be privileged or that is requested for purposes of litigation. Subject to the terms and conditions of this Agreement, upon the occurrence of any circumstance referred to in clause “(x)”, “(y)(A)” or “(z)” of the second preceding sentence or if any portion of the Debt Financing otherwise becomes unavailable, and such portion is reasonably required to pay the Offer Price in respect of each Share validly tendered and accepted for payment in the Offer, the aggregate Merger Consideration, and all fees, expenses and other amounts contemplated to be paid by Parent, Merger Sub or the Surviving Corporation pursuant to this Agreement, Parent and Merger Sub shall use their reasonable best efforts to arrange and obtain in replacement thereof alternative debt financing from alternative sources in an amount sufficient to consummate the Transactions with terms and conditions not materially less favorable (taken as a whole) to Parent and Merger Sub than the terms and conditions (taken as a whole) set forth in the Debt Commitment Letter (“Available Financing”), as promptly as reasonably practicable following the occurrence of such event. Parent shall deliver to the Company true and complete copies of all Available Financing Letters (including Redacted Fee Letters) pursuant to which any such alternative source shall have committed to provide any portion of the Debt Financing.

(iii) Without the prior written consent of the Company, other than with respect to the Merger, the Financing, and the other Transactions contemplated hereby, Parent shall not, nor shall it permit any of its controlled Affiliates to, enter into any merger, acquisition, joint venture, disposition or debt or equity financing that would reasonably be expected to impair, delay or prevent consummation of all or any portion of the Debt Financing.

(b) Prior to the earlier to occur of the Acceptance Time and the Closing, the Company shall use its reasonable best efforts, and shall cause each of its Subsidiaries to use its reasonable best efforts to provide and or cause its and its Subsidiaries’ Representatives to provide to Parent and Merger Sub, in each case at Parent’s sole expense, all cooperation reasonably requested by Parent or Merger Sub that is customary in connection with the arrangement of the type of Debt Financing contemplated by the Debt Commitment Letter (provided in all cases that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and its Subsidiaries), which reasonable best efforts shall include (i) (A) furnishing Parent and Merger Sub and their Financing Source, as promptly as reasonably practicable following Parent’s or Merger Sub’s request, with such pertinent and customary information, to the extent reasonably available to the Company or its Subsidiaries, regarding the Company and its Subsidiaries, and any supplements thereto, as may be reasonably requested by Parent or Merger Sub to consummate the Debt Financing and (B) furnishing Parent and Merger Sub and their Financing Sources, as promptly as reasonably practicable following Parent’s or Merger Sub’s request, with information regarding the Company and its Subsidiaries (including information to be used in the preparation of one or more information packages regarding the business, operations, financial projections and prospects of the Company and its Subsidiaries) customary for the arrangement of loans contemplated by the Debt Financing, to the extent reasonably available to the Company, its Subsidiaries or its Representatives and reasonably requested in writing by Parent or Merger Sub to assist in preparation of customary rating agency or lender presentations relating to such arrangement of loans, (ii) furnishing all consolidated financial statements, pro forma consolidated financial statements, business and other financial data, and audit reports of the

Company and its Subsidiaries, and any supplements thereto required under the Debt Financing Letter and written financial information reasonably necessary for the Parent and the Financing Sources to prepare the “Confidential Information Memorandum” referred to in the Debt Financing Letter (the information referred to in clauses “(i)” and “(ii)” being referred to in this Agreement as the “Required Information”), provided that the Company shall be required to furnish a pro forma consolidated balance sheet and related pro forma statement of operations, prepared after giving effect to the Merger and the Financing as if the Merger and Financing had occurred as of the date of the pro forma financial statements and as if Regulation S-X under the Securities Act were applicable to such pro forma financial statements and such pro forma financial statements shall be considered part of the Required Information, only if Parent or Merger Sub has provided the Company information relating to the proposed debt and equity capitalization and preliminary allocation of purchase price in accordance with ASC 805 “Business Combinations” prior to the date pro forma financial statements are required to be delivered, which information shall include (A) any post-Closing or pro forma cost savings, capitalization and other post-Closing or pro forma adjustments (and the assumptions relating thereto) desired by the Parent to be reflected in such pro forma financial statements and (B) any other information that may be reasonably and timely requested by the Company concerning the assumptions underlying the post-Closing or pro forma adjustments to be made in such pro forma financial statements, which assumptions shall be the responsibility of Parent, (iii) participating and having senior management and its Representatives participate in a reasonable number of meetings, presentations, confidential information memorandum presentations and meetings, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing (including customary one-on-one meetings with the Financing Sources), (iv) assisting with the preparation of materials for rating agency presentations, bank information memoranda, and similar documents required in connection with the Debt Financing; provided that any rating agency presentations, bank information memoranda, and similar documents required in connection with the Debt Financing shall contain disclosure reflecting the Surviving Corporation and/or its Subsidiaries as the obligor, (v) taking all corporate actions, subject to and only effective upon the occurrence of the Effective Time, reasonably requested by Parent to permit the consummation of the Debt Financing and to permit the proceeds thereof to be made available to the Surviving Corporation immediately after the Effective Time, (vi) executing and delivering any customary pledge and security documents, credit agreements, ancillary loan documents and customary closing certificates and documents (in each case, subject to and only effective upon occurrence of the Effective Time) and assisting in preparing schedules thereto as may be reasonably requested by Parent or Merger Sub (including delivery of borrowing base certificates and delivery of a solvency certificate of the chief financial officer of the Company in substantially the form contemplated by the Debt Commitment Letter (as in effect on the date hereof), (vii) assisting in (A) the preparation, execution and delivery of one or more credit agreements, indentures, currency or interest hedging agreements or (B) the amendment or modification of any of the Company’s or its Subsidiaries’ currency or interest hedging agreements, if any, in each case, on terms that are reasonably requested by Parent or Merger Sub in connection with the Debt Financing; provided that no obligation of the Company or any of its Subsidiaries under any such agreements or amendments shall be effective until the Effective Time, (viii) in connection with the loan financing contemplated by the Debt Commitment Letter, providing customary authorization letters to the Financing Source for the

Debt Financing authorizing the distribution of information to prospective lenders and containing a customary representation to the Financing Source for the Debt Financing that such information does not contain a material misstatement or omission and containing a representation to the Financing Sources that the public side versions of such documents, if any, do not include material non-public information about the Company or its Subsidiaries or their securities, (ix) using reasonable best efforts to arrange for customary payoff letters, lien terminations and instruments of discharge to be delivered at Closing providing for the payoff, discharge and termination on the Closing Date of all indebtedness contemplated by the Debt Commitment Letter to be paid off, discharged and terminated on the Closing Date, (x) providing at least five business days prior to the expected Closing Date all documentation and other information about the Company and each of its Subsidiaries as is requested by the Financing Source for the Debt Financing and required under applicable “know your customer” and anti-money-laundering rules and regulations including the USA PATRIOT Act, (xi) using reasonable best efforts to cause accountants to consent to the use of their reports in any material relating to the Debt Financing, (xii) assisting in obtaining corporate and facilities ratings for the Debt Financing, (xiii) assisting with the execution, preparing and delivering of original stock certificates and original stock powers to the Financing Sources (including providing copies thereof prior to the Closing Date) on or prior to the Closing Date, and (xv) ensuring that there are no competing issues of debt securities or syndicated credit facilities of the Company and its Subsidiaries being offered or arranged between the execution of this Agreement and the Effective Time. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants costs and expenses) incurred by the Company or any of its Subsidiaries in connection with the cooperation of the Company and its Subsidiaries contemplated by this Section 6.11 and shall indemnify and hold harmless the Company, its Subsidiaries and their respective Representatives from and against any and all direct and actual losses (other than lost profits), damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 6.11(b) and any information used in connection therewith (except with respect to any information provided in writing by the Company or any of its Subsidiaries specifically for use in connection therewith), except, in each case, insofar as such losses, damages, claims, costs or expenses (i) arose out of or resulted from the common law fraud, willful misconduct or gross negligence of the Company, its Subsidiaries or their Representatives, (ii) directly resulted from the breach of any of the obligations of the Company, its Subsidiaries or their Representatives under this Agreement or (iii) that were agreed to in a settlement without the written consent of Parent (such consent not to be unreasonably withheld or delayed) and the Guaranty shall guarantee the reimbursement and indemnification obligations of Parent pursuant to this Section 6.11.

(c) Notwithstanding anything to the contrary contained in this Section 6.11, (i) none of the Company, any of its Subsidiaries or any of their respective directors or officers shall be obligated to adopt or approve resolutions or execute consents to approve or authorize the execution of the Debt Financing (other than management letters in order to obtain auditor consent) unless such officers will continue in such positions or in similar positions after the Effective Time and, in each case, such documents shall not become effective until the Effective Time or thereafter, (ii) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument (other than the authorization letters referred to above) shall be effective until the Effective Time (and nothing contained in this Section 6.11 or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an obligor with respect to the Debt Financing) and (iii) none of the Company or any of its Subsidiaries or Representatives shall be required to pay or incur any liability for any commitment or other fee or pay or incur any other liability in connection with the Debt Financing prior to the Effective Time.

(d) Nothing in this Section 6.11 shall require such cooperation by the Company to the extent it would (i) cause any condition to Closing set forth in Section 7 or any Offer Condition to fail to be satisfied or otherwise cause any breach of this Agreement that would provide Parent the right to terminate this Agreement (unless waived by Parent), (ii) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Legal Requirements or result in the contravention of, or would reasonably be expected to result in a violation or breach of, or default under, any Material Contract in any material respect (in each case prior to the Effective Time and in each case with no such restriction, conflict or violation being provided for or entered into under such organizational document in contemplation of this clause (ii)) or (iii) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing.

6.12 FIRPTA Certificate. The Company shall deliver an affidavit, under penalties of perjury, stating that the Company is not and has not been a United States real property holding corporation, dated as of the Closing Date and in form and substance required under Treasury Regulation Section 1.897-2(h).

6.13 Rule 14d-10 Matters. Prior to the Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company’s Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Merger Sub, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

SECTION 7. Conditions Precedent to The Merger

7.1 Conditions to Each Party’s Obligation To Effect the Merger. The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) If the adoption of this Agreement by the stockholders of the Company is required by applicable Legal Requirements, this Agreement shall have been duly adopted by the Required Company Stockholder Vote.

(b) (i) the waiting period applicable to the Merger under the HSR Act shall have expired or been terminated and (ii) all approvals, filings, or waiting periods under the Antitrust Laws set forth in Schedule 5.2(b) required to consummate the Merger shall have been obtained or filed or shall have expired or been terminated, in each case as set forth in Schedule 5.2(b).

(c) Unless the Offer Termination shall have occurred, Merger Sub shall have accepted for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer; provided, however, that neither Parent nor Merger Sub shall be entitled to assert the failure of this condition if, in breach of this Agreement or the terms of the Offer, Merger Sub fails to purchase any Shares validly tendered (and not validly withdrawn) pursuant to the Offer.

(d) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares or the consummation of the Merger; provided, however, that a party shall not be permitted to invoke this Section 7.1(d) unless it shall have taken all actions required under this Agreement to have any such order lifted.

7.2 Conditions to Obligations of Parent and Merger Sub. Solely if the Offer Termination shall have occurred or the Acceptance Time shall not have occurred, the obligations of Parent and Merger Sub to effect the Merger shall be further subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c) (first sentence), and 3.3(d) (second sentence) (Capitalization) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $1,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 7.2(a)) only as of such date;

(b) the representations and warranties of the Company set forth in Sections 3.3 (Capitalization) (other than Sections 3.3(a), 3.3(c) (first sentence) and 3.3(d)(second sentence), 3.19 (Authority; Binding Nature of Agreement), 3.20 (Vote Required) and 3.24 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this Section 7.2(b)) only as of such date);

(c) the representations and warranties of the Company set forth in Section 3.5(b) (No Material Adverse Effect) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);

(d) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(a)”, “(b)” or “(c)”) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (ii) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (iii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(e) the Company shall have performed or complied in all material respects with any covenant or obligation that the Company is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured;

(f) Parent and Merger Sub shall have received certificates executed on behalf of the Company by the chief executive officer or chief financial officer of the Company, certifying that the conditions set forth in Sections 7.2(a), (b), (c), (d) and (e) have been satisfied; and

(g) Since the date of this Agreement, there shall not have occurred a Material Adverse Effect that shall be continuing as of the Closing Date.

7.3 Conditions to Obligation of the Company. Solely if the Offer Termination shall have occurred or the Acceptance Time shall not have occurred, the obligations of the Company to effect the Merger shall be further subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in Section 4.1 (Due Organization), 4.3 (Authority; Binding Nature of Agreement) and 4.10 (Solvency) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Closing Date as if made on and as of such date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(b) The representations and warranties of Parent and Merger Sub set forth in the Agreement (other than those referred to in clause “(a)” above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Closing Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Parent Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (i) all materiality qualifications contained in such representations and warranties shall be disregarded and (ii) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(c) Parent and Merger Sub shall have performed or complied with in all material respects any covenant or obligation that Parent or Merger Sub is required to comply with or to perform under the Agreement prior to the Closing Date, or, if not complied with or performed in all material respects, such noncompliance or failure to perform shall have been cured; and

(d) The Company shall have received certificates executed on behalf of Parent by the chief executive officer or chief financial officer of Parent, certifying that the conditions set forth in Sections 7.3(a), (b) and (c) have been satisfied.

SECTION 8. Termination

8.1 Termination. This Agreement may be terminated prior to the Effective Time (whether before or after the adoption of this Agreement by the Required Company Stockholder Vote, except as otherwise expressly noted):

(a) by mutual written consent of Parent and the Company at any time prior to the Acceptance Time or if an Offer Termination occurs, at any time thereafter;

(b) by either the Company or Parent, if the (i) Offer Termination occurs and (ii) the Company Stockholders’ Meeting (including any adjournments and postponements thereof) shall have been held and completed and the Company’s stockholders shall have taken a final vote on a proposal to approve this Agreement and the Merger, and this Agreement and the Merger shall not have been approved at the Company Stockholders’ Meeting (and shall not have been approved at any adjournment or postponement thereof) by the Required Company Stockholder Vote; provided that the right to terminate this Agreement pursuant to this Section 8.1(b) shall not be available to a Party if such Party is in breach of its obligations under Section 6.1(c) or (d);

(c) by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Merger or making consummation of the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if the issuance of such final and nonappealable order, decree, ruling or other action is primarily attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;

(d) by Parent at any time prior to the earlier to occur of the Acceptance Time or the receipt of the Required Company Stockholder Vote, if, (i) whether or not permitted to do so: (A) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Proxy Statement or the Schedule 14D-9, in each case, when mailed, or shall have effected a Company Adverse Change Recommendation; (B) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement in the absence of a publicly announced Acquisition Proposal within the earlier of ten (10) business days after Parent so requests in writing and two (2) business days prior to the Company Stockholders’ Meeting, provided that, unless an Acquisition Proposal shall have been publicly disclosed, Parent may only make such request once every thirty (30) days; or (C) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, the Company’s Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer or (ii) there has occurred a material breach of Section 5.3;

(e) by either Parent or the Company if the Effective Time shall not have occurred on or prior to the close of business on November 15, 2013 (the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(e) if the failure of the Effective Time to occur prior to the End Date was primarily due to the failure of such Party to perform in all material respects any of its obligations under this Agreement;

(f) by the Company, at any time prior to the earlier to occur of the Acceptance Time or receipt of the Required Company Stockholder Vote, in order to accept a

Superior Offer and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), if (i) the Company has complied in all material respects with the requirements of Section 5.3 and Section 6.1(a) and (ii) prior to such termination (or if the Specified Agreement is executed on a day that is not a business day, the preceding business day), the Company pays the Termination Fee due to Parent under Section 8.3(b);

(g) by Parent at any time prior to the Acceptance Time or if an Offer Termination occurs, at any time prior to the Closing, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of the Company shall have occurred that (i) if the Offer Termination shall not have occurred, the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied, (ii) if the Offer Termination shall have occurred, would cause a failure of the conditions in Section 7.2(a), (b), (c), (d) or (e) to exist and in the case of each of the foregoing clauses “(i)” and “(ii)” cannot be cured by the Company by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date Parent gives the Company notice of such breach or failure to perform; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if either Parent or Merger Sub is then in material breach of any representations, warranties, covenants or other agreements hereunder such that the Company has the right to terminate this Agreement pursuant to Section 8.1(h);

(h) by the Company at any time prior to the Acceptance Time or if an Offer Termination occurs, at any time prior to the Closing, if a breach of any representation or warranty or failure to perform any covenant or obligation contained in this Agreement on the part of Parent shall have occurred that would cause a failure of the conditions in Section 7.3(a), (b) or (c) to exist and cannot be cured by Parent by the End Date, or if capable of being cured, shall not have commenced to have been cured within fifteen (15) days of the date the Company gives Parent notice of such breach or failure to perform; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(h) if it is then in material breach of any representations, warranties, covenants or other agreements hereunder that would result in the conditions to Closing set forth in Section 7.1 or Section 7.2 not being satisfied;

(i) by the Company, if the Offer Termination has occurred and (A) the Marketing Period has ended and the conditions set forth in Sections 7.1 and 7.2 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) have been satisfied, (B) the Company has irrevocably confirmed by notice to Parent after the end of the Marketing Period that all conditions set forth in Sections 7.1 and 7.2 have been satisfied as of the date of such notice (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and, if there any unsatisfied conditions in Section 7.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) that it is willing to waive any unsatisfied conditions in Section 7.3 (other than those conditions that by their nature are to be satisfied by actions taken at the Closing) and (C) the Merger shall not have been consummated within three (3) business days after the delivery of such notice;

(j) by Parent or the Company if for any reason other than the occurrence of the Offer Termination, the Offer (as it may have been extended pursuant to Section 1.1(c)) expires as a result of the non-satisfaction of one or more Offer Conditions, or is terminated or withdrawn prior to the Acceptance Time, without Merger Sub having accepted for payment any Shares tendered pursuant to the Offer; provided, however, that a party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(j) if the non-satisfaction of any Offer Condition or the termination or withdrawal of the Offer is attributable to the failure of such party (or any affiliate of such party) to perform any covenant or other obligation under this Agreement; and provided, further, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 8.1(j) if all of the Offer Conditions have been satisfied other than the condition in clause “(j)” of Annex I.

8.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Merger Sub or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3, Section 9 and the expense reimbursement and indemnification provisions of Section 6.11(b) shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; (c) the Guaranty shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (d) subject to the limitations set forth in Section 8.3, the termination of this Agreement shall not relieve any Party from any liability for willful and material breach of this Agreement prior to the date of termination and common law fraud,. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.

8.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Merger is consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company pursuant to Section 8.1(f);

(ii) this Agreement is terminated by Parent pursuant to Section 8.1(d)(i); or

(iii) (x) this Agreement is terminated pursuant to Section 8.1(b) or Section 8.1(g) (as a result of any willful breach), (y) any Person shall have publicly disclosed or shall have made known to the Company’s Board of Directors a bona fide Acquisition Proposal after the date hereof and prior to such termination (unless irrevocably, in good faith and, if such Acquisition Proposal is public, publicly withdrawn prior to such termination), and (z) within twelve (12) months of such termination the Company shall have entered into a definitive agreement with respect to an Acquisition Proposal or consummated an Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “80%”);

then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the applicable Termination Fee (less, if applicable, the Expense Reimbursement previously paid to Parent by the Company) by wire transfer of same day funds (x) in the case of Section 8.3(b)(ii), within two (2) business days after such termination, (y) prior to (or if the Specified Agreement is executed on a day that is not a business day, the next business day) such termination if pursuant to Section 8.1(b)(i) or (z) in the case of Section 8.3(b)(iii), prior to the consummation of the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the applicable Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $34,500,000; except that in the event that on or prior to the Excluded Party Deadline, the Company terminates this Agreement in accordance with and subject to the terms of Section 8.1(f) to enter into a Specified Agreement with an Excluded Party, the “Termination Fee” shall mean a cash amount equal to $17,200,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the applicable Termination Fee, the Expense Reimbursement and the expenses referred to Section 8.3(g) shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the transactions contemplated hereby or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of Parent and Merger Sub under Section 9.5(b); provided, further, however, nothing in this Section 8.3(b) shall relieve the Company of liability for any willful and material breach of this Agreement.

(c) If this Agreement is terminated by:

(i) Parent pursuant to Section 8.1(e) and: (A) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than (i) the condition set forth in clause “(j)” of Annex I and (ii) the condition set forth in clause “(i)” of Annex I due to the termination of this Agreement pursuant to Section 8.1(e)); and (B) the failure of the condition set forth in clause “(j)” of Annex I to be satisfied is not directly attributable to a breach of: (1) Section 6.11(b); or (2) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in Exhibit D of the Debt Commitment Letter not to be satisfied or waived;

(ii) the Company pursuant to Section 8.1(e) and: (A) at the time of such termination, each of the Offer Conditions has been satisfied or waived (other than (i) the condition set forth in clause “(j)” of Annex I and (ii) the condition set forth in clause “(i)” of Annex I due to the termination of this Agreement pursuant to Section 8.1(e)) and (B) the failure of the condition set forth in clause “(j)” of Annex I to be satisfied is not directly attributable to a breach of: (1) Section 6.11(b); or (2) any covenant or obligation of the Company contained in this Agreement or any other action or failure to act of the Company, in each case, that has caused any condition set forth in Exhibit D of the Debt Commitment Letter not to be satisfied; and (C) the Company shall have given Parent written notice at least five (5) business days prior to termination stating the Company’s intention to terminate this Agreement pursuant to Section 8.1(e) (and the basis for such termination);

(iii) the Company pursuant to Section 8.1(i) if the condition set forth in Section 7.2(f) has been satisfied; or

(iv) the Company pursuant to Section 8.1(j) if Parent did not, at the time of the Company’s termination, have a right to terminate this Agreement pursuant to Section 8.1(j);

then Parent shall pay to the Company by wire transfer of same day funds, within two (2) business days after such termination, a non-refundable termination fee of $68,900,000 (the “Reverse Termination Fee”), it being understood that in no event shall Parent be required to pay the Reverse Termination Fee on more than one occasion; provided, that in the case of the termination of this Agreement by the Parent pursuant to Section 8.1(c)(i), the Reverse Termination Fee shall be paid by Parent at or prior to the time of such termination. In the event that Company shall receive full payment pursuant to this Section 8.3(c), together with indemnification pursuant to Section 6.11(b) and reimbursement of any applicable expenses pursuant to Section 8.3(e), the receipt of the Reverse Termination Fee together with such expenses shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by the Company or any other Person in connection with this Agreement, the Financing Letters, or the Guaranty (and the termination hereof), the transactions contemplated hereby and thereby (and the abandonment or termination thereof) or any matter forming the basis for such termination, and neither the Company nor any other Person shall be entitled to bring or maintain any claim, action or proceeding against Parent, Merger Sub or any other Parent Related Party arising out of or in connection with this Agreement, the Financing Letters, or the Guaranty, any of the transactions contemplated hereby or thereby (or the abandonment or termination thereof) or any matters forming the basis for such termination.

(d) In the event this Agreement is terminated by Parent or the Company pursuant to Section 8.1(b) or Section 8.1(g) (for willful breach), then the Company shall reimburse Parent for its actual and reasonable out-of-pocket expenses in an amount not to exceed $4,900,000 (the “Expense Reimbursement”), by wire transfer of immediately available funds on the second business day following the date of such termination of this Agreement; provided, that the existence of circumstances which would require the Termination Fee to become subsequently payable by the Company pursuant to Section 8.3(b) shall not relieve the Company of its obligations to pay the Expense Reimbursement pursuant to this Section 8.3(d); and provided, further, that the payment by the Company of the Expense Reimbursement pursuant to this Section 8.3(d) shall not relieve the Company of any subsequent obligation to pay the Termination Fee pursuant to Section 8.3(b) except to the extent indicated in Section 8.3(b).

(e) Notwithstanding anything to the contrary in this Agreement, but subject to the Company’s rights set forth in Section 9.5(b) and the reimbursement and indemnification obligations of Parent under Section 6.11(b) and Section 8.3(g) hereof, the Company’s right to receive payment of the Reverse Termination Fee from Parent or the Guarantors pursuant to the Guaranty in respect thereof shall be the sole and exclusive remedy of the Company and the other Company Related Parties against Parent, Merger Sub, the Guarantors, the Financing Sources or any other Available Financing sources or any of their respective former, current or future general or limited partners, stockholders, financing sources, managers, members, directors, officers or Affiliates (collectively, the “Parent Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions. Subject to the Company’s rights to specific performance pursuant to Section 9.5(b), Parent’s right to receive payment from the Company of the applicable Termination Fee pursuant to Section 8.3(b) and the Expense Reimbursement pursuant to Section 8.3(d), in each case, in accordance with the terms thereof, shall be the sole and exclusive remedy of the Parent Related Parties against the Company and its Subsidiaries and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions provided, further, however, nothing in this Section 8.3(e) shall relieve the Company or Parent and Merger Sub of respective liability for any willful and material breach of this Agreement.

(f) For the avoidance of doubt, (1) under no circumstances will the Company Related Parties be entitled to monetary damages in excess of the amount of $68,900,000 (and any indemnification pursuant to Section 6.11(b) and Section 8.3(g)) (the “Parent Liability Limitation”) and (2) while the Company may pursue both specific performance in accordance with Section 9.5(b) and the payment of the Reverse Termination Fee under Section 8.3(c), under no circumstances shall the Company be permitted or entitled to receive both specific performance of the type contemplated by the preceding sentence and any money damages, including all or any portion of the Reverse Termination Fee. In no event shall the Company Related Parties seek or obtain, nor shall they permit any of their Representatives or any other Person on their behalf to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or award in excess of the Parent Liability Limitation against the Parent Related Parties, and in no event shall the Company or any of its Subsidiaries be entitled to seek or obtain any monetary damages of any kind in excess of the Parent Liability Limitation against the Parent Related Parties, including consequential, special, indirect or punitive damages for, or with respect to, this Agreement, the Equity Funding Letter or the Guaranty or the transactions contemplated hereby and thereby (including, any breach by Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the transactions contemplated by this Agreement or any claims or actions under applicable Legal Requirements arising out of any such breach, termination or failure.

(g) The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company or Parent, as the case may be, fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent or the Company, as the case may be, commences a Legal Proceeding which results in a judgment against the other Party, with respect to Parent or Merger Sub, or Parties, with respect to the Company, for the payment set forth in this Section 8.3, such paying Party shall pay the other Party or Parties, as applicable, its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received. Except as provided in Section 8.3, payment of the fees and expenses described in this Section 8.3 shall constitute the sole and exclusive remedy of the Parties in connection with any termination of this Agreement.

(h) Notwithstanding anything to the contrary in this Agreement, in no event shall any Non-Recourse Parent Party (as defined in the Equity Funding Letter, which excludes, for the avoidance of doubt, Guarantor, Parent and Merger Sub) have any liability for monetary damages to the Company or its Subsidiaries relating to or arising out of this Agreement or the transactions contemplated hereby, other than Guarantor’s obligations under the Guaranty and the Equity Funding Letter and other than the obligations of Parent and Merger Sub to the extent expressly provided herein. In no event shall the Company seek or obtain, nor shall they permit any of its Representatives to seek or obtain, nor shall any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party with respect to, this Agreement, Equity Funding Letter or the Guaranty or the transactions contemplated hereby and thereby (including, any breach by Guarantor, Parent or Merger Sub), the termination of this Agreement, the failure to consummate the Transactions or any claims or actions under applicable Legal Requirements arising out of any such breach, termination or failure, other than from Parent or Merger Sub to the extent expressly provided for in this Agreement, the Guarantor to the extent expressly provided for in the Guaranty and the Equity Funding Letter.

SECTION 9. Miscellaneous Provisions

9.1 Amendment. Prior to the Effective Time, subject to 5.5(e), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time (whether before or after the adoption of this Agreement by the Company’s stockholders); provided, however, that after any such adoption of this Agreement by the Company’s stockholders, no amendment shall be made which by applicable Legal Requirements requires further approval of the stockholders of the Company without the further approval of such stockholders. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. Notwithstanding anything to the contrary, Section 8.3(e), Section 9.1 and Section 9.5 (and the related definitions in this Agreement used therein, but only with respect to their use in such Sections as they relate specifically to the Financing Sources) shall not be amended, modified, supplemented or waived in a manner that is adverse in any material respect to any Financing Source without the prior written consent of the Administrative Agent (as defined in the Debt Commitment Letter) for such Financing Source.

9.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

9.3 No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.

9.4 Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5 Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.9. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. Notwithstanding anything else in this Section 9.5 or elsewhere in this Agreement, the parties hereto agree that New York State or United States federal courts sitting in the borough of Manhattan, New York City (and any New York State or United States Federal court from which appeal therefrom may validly be taken) shall have exclusive jurisdiction over the parties in and over any such action, arbitration, claim or proceeding brought against any Financing Sources under the Debt Commitment Letter (including each Financing Source) or any of their respective affiliates in connection with this Agreement, any Debt Commitment Letter or the transactions contemplated hereby or thereby, or the failure of the transactions set forth in the Debt Commitment Letter to be consummated, and nothing in this Section 9.5 or elsewhere in this Agreement shall be construed to provide otherwise.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (a) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (b) the provisions set forth in Section 8.3 (i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (b) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Notwithstanding the foregoing, it is explicitly agreed that the Company shall have the right to seek an injunction, specific performance or other equitable remedies in connection with enforcing Parent’s obligation to cause the Equity Financing to be funded to fund the Merger (but not the right of the Company to such injunctions, specific performance or other equitable remedies for obligations other than with respect to the Equity Financings) only in the event that (i) the Marketing Period has ended and all conditions in Section 7.1 and 7.2 were satisfied (other than those conditions that by their terms are to be satisfied by actions taken at Closing) at the time when the Closing would have been required to occur but for the failure of the Equity Financing to be funded, (ii) the Debt Financing (including any other Available Financing that has been obtained in accordance with, and satisfies the conditions of, Section 6.11(a) of this Agreement) has been funded in accordance with the terms thereof or will be funded in accordance with the terms thereof at the Closing if the Equity Financing is funded at the Closing and (iii) the Company has irrevocably confirmed that if the Equity Financing and Debt

Financing are funded, then it would take such actions that are within its control to cause the Closing to occur. For the avoidance of doubt, in no event shall the Company be entitled to enforce or seek to enforce specifically the obligation to cause the Equity Financing to be funded or to complete the Merger or the Offer if the Debt Financing has not been funded (or will not be funded at the Closing if the Equity Financing is funded at the Closing). Notwithstanding anything to the contrary herein, under no circumstance shall the Company be permitted or entitled to receive both a grant of specific performance and payment of the Reverse Termination Fee. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.

(c) EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING ANY ACTION, PROCEEDING, CLAIM OR COUNTERCLAIM INVOLVING DEBT FINANCING SOURCES UNDER THE DEBT FINANCING LETTER (AND THEIR RESPECTIVE AFFILIATES)).

9.6 Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Merger Sub may (i) assign this Agreement to any of their Affiliates (provided that such assignment shall not (A) affect the obligations of the Equity Provider under the Equity Funding Letter or any Guarantors under the Guaranty or (B) impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement) and/or (ii) pledge its rights hereunder as security to its Financing Source or any other Available Financing source; provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.

9.7 No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Acceptance Time or Effective Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable and (B) the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 2.8; (ii) the provisions set forth in Section 6.5 of this Agreement, (iii) the rights of persons who are explicitly provided to be third party beneficiaries of the Guaranty and the Equity Funding Letter to the extent of the rights set forth therein, (iv) the rights of the Parent Related Parties and the Company Related Parties set forth in Section 8.3(d) and (v) the rights of Financing Sources, other Available Financing sources and sources of debt financing for the Transactions set forth in Section 8.3(e), Section 9.1, Section 9.5 and this Section 9.7.

9.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

if to Parent or Merger Sub (or following the Effective Time, the Company):

c/o Vista Equity Partners Fund IV, L.P.

401 Congress Avenue

Suite 3100

Austin, TX 78701

Attention: Brian N. Sheth

Email: BSheth@vistaequitypartners.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

Attention:	David Breach
Daniel Wolf

Email:	David.Breach@kirkland.com
Daniel.Wolf@kirkland.com

if to the Company (prior to the Effective Time): Websense, Inc. 10240 Sorrento Valley Rd San Diego, CA 92121 Attention: John R. McCormack Email: JMcCormack@websense.com with a copy to (which shall not constitute notice): Cooley LLP Attn: Barbara L. Borden 4401 Eastgate Mall San Diego, CA 92121 Email: bborden@cooley.com

9.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.

9.10 Obligation of Parent and the Company. The Company and Parent, as applicable, shall each ensure that each of its Subsidiaries duly performs, satisfies and discharges on a timely basis each of the covenants, obligations and liabilities applicable to its Subsidiaries under this Agreement, and the Company and Parent, as applicable, shall be jointly and severally liable with its respective Subsidiaries for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

9.11 Construction.

(a) For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.

(b) The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

(c) As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d) Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.

(e) The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

[Signature page follows]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

WEBSENSE, INC.

By:	/s/ John R. McCormack
Name:	John R. McCormack
Title:	Chief Executive Officer

TOMAHAWK ACQUISITION, LLC

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Chief Executive Officer and President

TOMAHAWK MERGER SUB, INC.

By:	/s/ Brian N. Sheth
Name:	Brian N. Sheth
Title:	Chief Executive Officer and President

EXHIBIT A

CERTAIN DEFINITIONS

For purposes of the Agreement (including this Exhibit A):

2000 Plan. “2000 Plan” means the Company’s Amended and Restated 2000 Stock Incentive Plan.

2007 Plan. “2007 Plan” means the Company’s 2007 Stock Incentive Assumption Plan.

2009 Plan. “2009 Plan” means the Company’s 2009 Equity Incentive Plan.

Acceleration Time. “Acceleration Time” shall mean the earlier to occur of the Acceptance Time and the Effective Time.

Acceptable Confidentiality Agreement. “Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.

Acceptance Time. “Acceptance Time” is defined in Section 1.1(f) of the Agreement.

Acquired Corporation Product. “Acquired Corporation Product” shall mean any product or service licensed or sold, or from which any licensing, maintenance, subscription or other revenue is derived or intended to be derived, by any of the Acquired Corporations on or after the date hereof as well as any product or service in development on or after the date hereof.

Acquired Corporation Returns. “Acquired Corporation Returns” is defined in Section 3.14(a) of the Agreement.

Acquired Corporations. “Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.

Acquisition Proposal. “Acquisition Proposal” shall mean any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (A) acquisition or license of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (B) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (C) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (D) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially

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owning 20% or more of the outstanding Company Common Stock, in each case other than the Transactions.

Affiliate. “Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

Agreement. “Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

Antitrust Laws. “Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, all applicable foreign anti-trust laws and all other applicable Legal Requirements issued by a Governmental Body that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition.

Available Financing. “Available Financing” shall mean any permitted replacement, amended, supplemented, restated, amended and restated, modified, or alternative financing, including, without limitation, the Debt Financing; it being understood and agreed that for purposes of Section 6.11, for the avoidance of doubt, Available Financing shall not include any offering of debt securities.

Available Financing Letter. “Available Financing Letter” shall mean any commitment letter (together with all exhibits and annexes thereto) and any Redacted Fee Letter related to any Available Financing.

Balance Sheet. “Balance Sheet” is defined in Section 3.6 of the Agreement.

Book-Entry Shares. “Book-Entry Shares” shall mean non-certificated Shares represented by book-entry.

business day. “business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.

Business Systems. “Business Systems” is defined in Section 3.8(g) of the Agreement.

Certificates. “Certificates” is defined in Section 2.6(b) of the Agreement.

Change in Circumstance. “Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that was (i) neither

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known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date hereof nor actually known by the chief executive officer or chief financial officer of the Company nor reasonably foreseeable as of or prior to the date hereof and (ii) does not relate to (A) any Acquisition Proposal, (B) any events, changes or circumstances relating to Guarantor, Parent, Merger Sub or any of their Affiliates, (C) clearance of the Merger under the Antitrust Laws or (D) the mere fact the Company meets or exceeds any internal or published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of this Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company (however, the underlying reasons for such events may constitute such material event, development or change in circumstances).

Change of Control Payment. “Change of Control Payment” is defined in Section 3.9(a)(viii) of the Agreement.

Closing. “Closing” is defined in Section 2.3 of the Agreement.

Closing Date. “Closing Date” is defined in Section 2.3 of the Agreement.

Code. “Code” shall mean the Internal Revenue Code of 1986, as amended and the rules and regulations promulgated thereunder.

Company. “Company” is defined in the preamble to the Agreement.

Company Adverse Change Recommendation. “Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.

Company Associate. “Company Associate” shall mean each officer or other employee, or individual who is an independent contractor, consultant or director, of or to any of the Acquired Corporations.

Company Board Recommendation. “Company Board Recommendation” is defined in Recital C of the Agreement.

Company Common Stock. “Company Common Stock” shall mean the common stock, $0.01 par value per share, of the Company.

Company Contract. “Company Contract” shall mean any Contract to which any of the Acquired Corporations is a party.

Company Disclosure Documents. “Company Disclosure Documents” is defined in Section 3.4(g)(i) of the Agreement.

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Company Disclosure Schedule. “Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.

Company Employee Agreement. “Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) any of the Acquired Corporations; and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of any Acquired Corporation to make any severance, termination, change in control or similar payment or to provide any benefit.

Company Equity Award. “Company Equity Award” shall mean any award of compensation (including deferred compensation) that is required under the terms of such existing award to be or may be paid or settled in Company Common Stock.

Company Equity Plans. “Company Equity Plans” shall mean the 2000 Plan, 2007 Plan and 2009 Plan.

Company IP. “Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by the Acquired Corporations, (b) all Intellectual Property Rights licensed by the Acquired Corporations and (c) all other Intellectual Property Rights that are used by the Acquired Corporation in the operation of the Company’s business as currently conducted.

Company Lease. “Company Lease” shall mean any Company Contract pursuant to which the Acquired Corporations lease or sublease Leased Real Property from another Person.

Company Options. “Company Options” shall mean all options to purchase Shares (whether granted by the Company pursuant to the Company Equity Plans, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).

Company Preferred Stock. “Company Preferred Stock” shall mean the preferred stock, no par value, of the Company.

Company Related Parties. “Company Related Parties” is defined in Section 8.3(e) of the Agreement.

Company SEC Documents. “Company SEC Documents” is defined in Section 3.4(a) of the Agreement.

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Company Stockholders’ Meeting. “Company Stockholders’ Meeting” is defined in Section 6.1(d) of the Agreement.

Confidentiality Agreement. “Confidentiality Agreement” is defined in Section 5.1 of the Agreement.

Consent. “Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

Continuing Directors. “Continuing Directors” is defined in Section 1.3(b) of the Agreement.

Continuing Employees. “Continuing Employees” is defined in Section 6.4 of the Agreement.

Contract. “Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature (except, in each case, ordinary course of business purchase orders).

Debt Commitment Letter. “Debt Commitment Letter” is defined in Section 4.9 of the Agreement.

Debt Financing. “Debt Financing” is defined in Section 4.9 of the Agreement.

Determination Notice. “Determination Notice” is defined in Section 6.1(b) of the Agreement.

DGCL. “DGCL” shall mean the Delaware General Corporation Law, as amended.

Dissenting Shares. “Dissenting Shares” is defined in Section 2.7 of the Agreement.

DOJ. “DOJ” shall mean the U.S. Department of Justice.

DOL. “DOL” is defined in Section 3.15(c) of the Agreement.

Effective Time. “Effective Time” is defined in Section 2.3(b) of the Agreement.

Employee Plan. “Employee Plan” shall mean any salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other employee benefit plan, or arrangement sponsored, maintained, contributed to or required to be contributed to by any of the Acquired

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Corporations for the benefit of any current or former employee of any of the Acquired Corporations or with respect to which any of the Acquired Corporations have any liability.

Encumbrance. “Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

End Date. “End Date” is defined in Section 8.1(e) of the Agreement.

Entity. “Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

Environmental Law. “Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.

Equity Funding Letter. “Equity Funding Letter” is defined in Section 4.9 of the Agreement.

Equity Financing. “Equity Financing” is defined in Section 4.9 of the Agreement.

Equity Provider. “Equity Provider” is defined in Section 4.9 of the Agreement.

ERISA. “ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.

ESPP. “ESPP” means the Company Employee Stock Purchase Plan, as amended.

Exchange Act. “Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

Excluded Party. “Excluded Party” means any Person or group of Persons who has made an Acquisition Proposal prior to the date hereof and with whom the Company has been actively engaged in discussions or negotiations with respect to an Acquisition Proposal as of the date hereof which could reasonably be expected to result in a Superior Offer.

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Excluded Party Deadline. “Excluded Party Deadline” is defined in Section 5.3(b) of the Agreement.

Expense Reimbursement. “Expense Reimbursement” is defined in Section 8.3(d) of the Agreement.

Expiration Date. “Expiration Date” is defined in Section 1.1(c) of the Agreement.

Extension Deadline. “Extension Deadline” is defined in Section 1.1(c) of the Agreement.

Financing. “Financing” is defined in Section 4.9 of the Agreement.

Financing Letters. “Financing Letters” is defined in Section 4.9 of the Agreement.

Financing Proceeds Condition. “Financing Proceeds Condition” is defined in Annex I of the Agreement.

Financing Source. “Financing Source” means the lenders party to and the other financial institutions committing to provide extensions of credit under the Debt Commitment Letter and their respective former, current or future general or limited partners, stockholders, managers, members, directors, officers or Affiliates.

FTC. “FTC” shall mean the U.S. Federal Trade Commission.

GAAP. “GAAP” is defined in Section 3.4(b) of the Agreement.

Governmental Authorization. “Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement; or (b) right under any Contract with any Governmental Body.

Governmental Body. “Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

Guaranty. “Guaranty” is defined in Recital D to the Agreement.

Guarantor. “Guarantor” is defined in Recital E to the Agreement.

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Guaranty. “Guaranty” is defined in Recital E to the Agreement.

Hazardous Materials. “Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

HSR Act. “HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

Indebtedness. “Indebtedness” shall mean (i) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its Subsidiaries and any capital leases, (ii) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its Subsidiaries, (iii) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases), or (iv) any guaranty of any such obligations described in clauses “(i)” through “(iii)” of any Person other than the Company or any of its Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).

Indemnified Persons. “Indemnified Persons” is defined in Section 6.5(a) of the Agreement.

Indemnifying Parties. “Indemnifying Parties” is defined in Section 6.5(b) of the Agreement.

Information Statement. “Information Statement” is defined in Section 3.22 of the Agreement.

Initial Expiration Date. “Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.

Intellectual Property Rights. “Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention

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registrations, provisionals, continuations, continuations-in-part, provisionals, divisions, or reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

IRS. “IRS” shall mean the Internal Revenue Service.

knowledge. “knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge, after due inquiry, of such Entity’s executive officers.

Leased Real Property. “Leased Real Property” is defined in Section 3.7(b) of the Agreement.

Legal Proceeding. “Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

Legal Requirement. “Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of NASDAQ).

Marketing Period. “Marketing Period” shall mean a period of fifteen (15) consecutive “business days” (such term shall be construed to have the same meaning as in the Debt Commitment Letter) after the date of this Agreement commencing on the first day on which Parent shall have received the Required Information the Company is required to provide pursuant to Section 6.11; provided that (a) July 5, 2013 shall not be considered a business day for purposes of determining the Marketing Period but in any event shall not restart the consecutive business day time period, and (b) if the Marketing Period were to commence but would not be completed in accordance with its terms prior to August 16, 2013, then the Marketing Period shall not commence prior to September 3, 2013. Notwithstanding the foregoing, the “Marketing Period” shall not commence and shall be deemed not to have commenced (A) prior to the commencement of the Offer or (B) if, on or prior to the completion of such fifteen (15) consecutive business day period, the Company shall have publicly announced any intention to restate any material financial information included in the Required Information or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Information has been

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amended or the Company has announced that it has concluded that no restatement shall be required, and Parent shall have the Required Information on the first day, throughout and on the last day of during such new fifteen (15) consecutive business day period.

Material Adverse Effect. An event, occurrence, violation, inaccuracy, circumstance or other matter will be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, violation, inaccuracy, circumstance or other matter (whether or not any such matter, considered together with all other matters, would constitute a breach to the representations, warranties, covenants or agreements of the Company set forth in the Agreement) had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on (a) the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole or (b) the ability of the Company to consummate the Transactions in a timely manner; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, violation, inaccuracy, circumstance or other matter directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Section 3.22 but subject to disclosures in Part 3.22 of the Company Disclosure Schedule), including to the extent so resulting in, any reduction in billings or revenue, any disruption in (or loss of) supplier, distributor, partner, reseller or similar relationships, loss of any customer or any loss of employees; (iii) any event, circumstance, change or effect in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency; (v) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Acquired Corporations to meet internal or analysts’ expectations or projections or the results of operations of the Acquired Corporations; (vii) any adverse effect arising directly from or otherwise directly relating to any action taken by the Acquired Corporations at the written direction of Parent or any action specifically required to be taken by the Acquired Corporations, or the failure of the Acquired Corporations to take any action that the Acquired Corporations are specifically prohibited by the terms of this Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2; (viii) any change resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Merger Sub or any of their respective Affiliates, (ix) any event, circumstance, change or effect arising directly or indirectly from or otherwise relating to any

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change in, or any compliance with or action taken for the purpose of complying with, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), or (x) any change or prospective change in the Company’s credit ratings; it being understood that the exceptions in clauses “(i)”, “(vi)” and “(x)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(v)” or “(vii)” through “(ix)” hereof) is or would be reasonably likely to be a Material Adverse Effect.

Material Contract. “Material Contract” is defined in Section 3.9(a) of the Agreement.

Merger. “Merger” is defined in Recital B of the Agreement.

Merger Consideration. “Merger Consideration” is defined in Section 2.5(a)(iii) of the Agreement.

Merger Sub. “Merger Sub” is defined in the preamble to the Agreement.

Minimum Condition. “Minimum Condition” is defined in Annex I to the Agreement.

NASDAQ. “NASDAQ” shall mean The NASDAQ Global Select Market.

Non-Recourse Parent Party. “Non-Recourse Parent Party” shall have the meaning assigned to such term in the Equity Funding Letter.

OFAC. “OFAC” is defined in Section 3.25 of the Agreement.

Offer. “Offer” is defined in Recital A of the Agreement.

Offer Closing. “Offer Closing” is defined in Section 1.1(f) of the Agreement.

Offer Commencement Date. “Offer Commencement Date” shall mean the date on which Merger Sub commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

Offer Conditions. “Offer Conditions” is defined in Section 1.1(b) of the Agreement.

Offer Documents. “Offer Documents” is defined in Section 1.1(e) of the Agreement.

Offer Price. “Offer Price” is defined in Recital A of the Agreement.

Offer Termination. “Offer Termination” is defined in Section 1.1(d) of the Agreement.

Offer to Purchase. “Offer to Purchase” is defined in Section 1.1(b) of the Agreement.

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Parent. “Parent” is defined in the preamble to the Agreement.

Parent Liability Limitation. “Parent Liability Limitation” is defined in Section 8.5(f) of the Agreement.

Parent Material Adverse Effect. “Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the Transactions contemplated by this Agreement.

Parent Related Parties. “Parent Related Parties” is defined in Section 8.3(e) of the Agreement.

Parties. “Parties” shall mean Parent, Merger Sub and the Company.

Paying Agent. “Paying Agent” is defined in Section 2.6(a) of the Agreement.

Payment Fund. “Payment Fund” is defined in Section 2.6(a) of the Agreement.

Permitted Encumbrance. “Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including without limitation mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report or (e) Encumbrances that, individually or in the aggregate would not reasonably be expected to interfere in any material respect with the use of the assets or the conduct of normal business operations of the relevant party and (f) the security interests granted by Company and the other obligors under the Security and Pledge Agreement dated October 29, 2010 between the Company, the other obligors and Bank of America, N.A.

Person. “Person” shall mean any individual, Entity or Governmental Body.

A-12.

Pre-Closing Period. “Pre-Closing Period” is defined in Section 5.1 of the Agreement.

Proxy Clearance Date. “Proxy Clearance Date” shall mean the date, at least ten (10) calendar days after the filing of the preliminary Proxy Statement with the SEC, on which the SEC has, orally or in writing, confirmed that it has no further comments on the Proxy Statement.

Proxy Statement. “Proxy Statement” shall mean the proxy or information statement of the Company to be sent to the Company’s stockholders in connection with the Company Stockholders’ Meeting.

Redacted Fee Letter. “Redacted Fee Letter” means a fee letter from any of the Financing Sources or other Available Financing sources in which the only redactions relate to amounts associated with or related to fees, “market flex” provisions and “securities demand” provisions, provided that such redactions do not relate to any terms that would adversely affect in a material manner the conditionality, enforceability, availability, termination or aggregate principal amount of the Available Funding being made available by such Available Financing sources, except to the extent a reduction from such Available Financing sources would be offset by an increase in the debt financing or other Available Financing being made available by any such Financing Source or another Available Financing source.

Registered IP. “Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.

Release. “Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

Representatives. “Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

Required Company Stockholder Vote. “Required Company Stockholder Vote” shall mean the affirmative vote of the holders of a majority of the Shares.

Required Information. “Required Information” is defined in Section 6.11(b) of the Agreement.

Restricted Shares. “Restricted Shares” is defined in Section 2.8(b) of the Agreement.

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Reverse Termination Fee. “Reverse Termination Fee” is defined in Section 8.3(c) of the Agreement.

RSUs. “RSUs” is defined in Section 2.8(c) of the Agreement.

Sanctions Laws. “Sanctions Laws” is defined in Section 3.25 of the Agreement.

Schedule 14D-9. “Schedule 14D-9” is defined in Section 1.2(c) of the Agreement.

Schedule TO. “Schedule TO” is defined in Section 1.1(e) of the Agreement.

SEC. “SEC” shall mean the United States Securities and Exchange Commission.

Securities Act. “Securities Act” shall mean the Securities Act of 1933, as amended.

Shares. “Shares” is defined in Recital A of the Agreement.

Solvent. “Solvent” is defined in Section 3.10 of the Agreement.

Specified Agreement. “Specified Agreement” is defined in Section 8.1(f) of the Agreement.

Subsidiary. An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

Superior Offer. “Superior Offer” shall mean a bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the transaction contemplated by this Agreement; provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

Surviving Corporation. “Surviving Corporation” is defined in Recital B of the Agreement.

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Takeover Laws. “Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.

Tax. “Tax” shall mean any tax (including any income tax, franchise tax, capital gains tax, gross receipts tax, value-added tax, surtax, estimated tax, unemployment tax, national health insurance tax, excise tax, ad valorem tax, transfer tax, stamp tax, sales tax, use tax, property tax, business tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty) or other tax of any kind whatsoever, including any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.

Tax Return. “Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax.

Termination Fee. “Termination Fee” is defined in Section 8.3(b) of the Agreement.

Top-Up Option. “Top-Up Option” is defined in Section 1.4(a) of the Agreement.

Top-Up Option Shares. “Top-Up Option Shares” is defined in Section 1.4(a) of the Agreement.

Transactions. “Transactions” shall mean (a) the execution and delivery of the Agreement, and (b) all of the transactions contemplated by this Agreement, including the Offer, the Top-Up Option and the Merger.

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EXHIBIT B

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

EXHIBIT B

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

WEBSENSE, INC.

ARTICLE ONE

The name of the corporation is Websense, Inc. (the “Corporation”).

ARTICLE TWO

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle, Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE THREE

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

ARTICLE FOUR

The total number of shares of stock which the Corporation has authority to issue is one thousand (1,000) shares of common stock, with a par value of $0.001 per share.

ARTICLE FIVE

The Corporation is to have perpetual existence.

ARTICLE SIX

In furtherance and not in limitation of the powers conferred by statute, the board of directors of the Corporation is expressly authorized to make, alter or repeal the by-laws of the Corporation.

ARTICLE SEVEN

Meetings of stockholders may be held within or without the State of Delaware, as the by-laws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the board of directors or in the by-laws of the Corporation. Election of directors need not be by written ballot unless the by-laws of the Corporation so provide.

ARTICLE EIGHT

1. A director of the Corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law of the State of Delaware is hereafter amended to further reduce or to authorize, with the approval of the corporation’s stockholders, further reductions in the liability of the corporation’s directors for breach of fiduciary duty, then a director of the corporation shall not be liable for any such breach to the fullest extent permitted by the General Corporation Law of the State of Delaware as so amended.

2. Any repeal or modification of this ARTICLE EIGHT shall not adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

3. Any repeal or modification of any of the foregoing provisions of this ARTICLE EIGHT shall be prospective and shall not adversely affect any right or protection of a director, officer, agent or other person existing at the time of, or increase the liability of any director of the corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE NINE

To the fullest extent permitted by the General Corporation Law of the State of Delaware as the same exists or may hereafter be amended, this Corporation is authorized to provide indemnification of (and advancement of expenses to) such agents (and any other persons to which Delaware law permits this corporation to provide indemnification) through bylaw provisions, agreements with such agents or other person, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the Delaware General Corporation Law, subject only to limits created by applicable Delaware law (statutory or non-statutory), with respect to actions for breach of duty to the corporation, its stockholders and others.

ARTICLE TEN

The Corporation expressly elects not to be governed by Section 203 of the General Corporation Law of the State of Delaware.

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ARTICLE ELEVEN

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this certificate of incorporation in the manner now or hereafter prescribed herein and by the laws of the State of Delaware, and all rights conferred upon stockholders herein are granted subject to this reservation.

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ANNEX I

CONDITIONS TO THE OFFER

The obligation of Merger Sub to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(j)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Merger Sub shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by this Agreement, may terminate the Offer: (i) upon termination of this Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to Section 1.1(d) of this Agreement) or amend the Offer as otherwise permitted by this Agreement, if: (A) the Minimum Condition shall not be satisfied by 9:00 a.m., Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(j)” below shall not be satisfied or waived in writing by Parent:

(a) there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates plus the number of all Shares to be purchased by Parent or Merger Sub pursuant to the Top-Up Option, represent one more than 90% of the sum of (w) the total number of Shares outstanding at the time of the expiration of the Offer, (x) the aggregate number of Shares issuable to holders of Company Options from which the Company or its Representatives have received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), (y) Shares issuable upon vesting of outstanding RSUs and (z) the number of all Shares to be purchased by Parent or Merger Sub pursuant to the Top-Up Option (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c) (first sentence), and 3.3(d) (second sentence) (Capitalization) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $1,000,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date;

(ii) the representations and warranties of the Company set forth in Sections 3.3 (Capitalization) (other than Sections 3.3(a), 3.3(c) (first sentence) and 3.3(d)(second sentence), 3.19 (Authority; Binding Nature of Agreement), 3.20 (Vote Required) and 3.24 (Financial Advisor) of the Agreement shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);

(iii) the representations and warranties of the Company set forth in Section 3.5(b) (No Material Adverse Effect) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such Expiration Date (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);

(iv) the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(i)”, “(ii)” or “(iii)”) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Expiration Date as if made on and as of such date, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth above) only as of such date);

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Acceptance Time;

(d) since the date hereof, there shall not have occurred a Material Adverse Effect that shall be continuing as of the Expiration Date;

(e) the waiting period (or any extension thereof) applicable to the Offer or the Merger under the HSR Act shall have expired or been terminated;

(f) Parent and Merger Sub shall have received certificates executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” of this Annex I have been duly satisfied;

(g) There shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acceptance for payment of or payment for Shares pursuant to the Offer, or the consummation of the Merger; provided, however, that Parent and Merger Sub shall not be permitted to invoke this clause “(g)” unless they shall have taken all actions required under this Agreement to have any such order lifted;

(h) the Marketing Period shall have been completed;

(i) this Agreement shall not have been terminated in accordance with its terms; and

(j) (i) Parent (either directly or through its Subsidiaries) shall have received the proceeds of the Debt Financing (or any alternative financing) or (ii) the lenders party to the Debt Commitment Letter (or any alternative financing commitments) shall have definitively and irrevocably confirmed in writing to Parent and the Merger Sub that the Debt Financing in an amount sufficient (together with the Equity Financing and cash available to the Company) to consummate the Offer and the Merger shall be available at the Acceptance Time on the terms set forth in the Debt Financing Commitment (or any alternative financing commitments) and subject only to the satisfaction of the other Offer Conditions (and the contribution by Parent or Merger Sub of the Equity Financing) (the “Financing Proceeds Condition”).

The foregoing conditions are for the sole benefit of Parent and Merger Sub and (except for the Minimum Condition) may be waived by Parent and Merger Sub, in whole or in part at any time and from time to time, in the sole discretion of Parent and Merger Sub. The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

The capitalized terms used in this Annex I and not defined in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger, dated as of May 19, 2013, by and among Websense, Inc., Tomahawk Merger Sub, Inc. and Tomahawk Acquisition, LLC.